UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

(Commission File No.  001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

Victoria Place

31 Victoria Street

Hamilton H10, Bermuda

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ Ismail Dawood
Name:	Ismail Dawood
Title:	Chief Financial Officer

Date: August 16, 2021

Paysafe Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(U.S. dollars in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Revenue	$384,343	$341,034	$761,767	$700,699
Cost of services (excluding depreciation and amortization)	155,778	126,245	306,815	255,633
Selling, general and administrative	113,037	104,414	307,035	221,921
Depreciation and amortization	70,114	67,492	135,576	136,991
Impairment expense on intangible assets	1,357	5,038	1,935	79,403
Restructuring and other costs	4,518	4,359	7,488	10,006
(Gain) / loss on disposal of subsidiary and other assets, net	(28)	—	(28)	261
Operating income / (loss)	39,567	33,486	2,946	(3,516)
Other income / (expense), net	46,558	(9,498)	79,083	(24,578)
Interest expense, net	(62,650)	(42,531)	(125,019)	(80,754)
Income / (loss) before taxes	23,475	(18,543)	(42,990)	(108,848)
Income tax expense / (benefit)	16,690	(2,714)	10,754	(23,768)
Net income / (loss)	$6,785	$(15,829)	$(53,744)	$(85,080)
Less: net income attributable to non-controlling interest	188	72	306	113
Net income / (loss) attributable to the Company	$6,597	$(15,901)	$(54,050)	$(85,193)

Net income / (loss) per share attributable to the Company – basic	$0.01	$(0.13)	$(0.07)	$(0.68)
Net income / (loss) per share attributable to the Company – diluted	$(0.04)	$(0.13)	$(0.07)	$(0.68)

Net income / (loss)	$6,785	$(15,829)	$(53,744)	$(85,080)
Other comprehensive income / (loss), net of tax of $0:
(Gain) / Loss on foreign currency translation	(12,956)	4,601	(4,458)	15,642
Total comprehensive income / (loss)	$19,741	$(20,430)	$(49,286)	$(100,722)
Less: comprehensive income attributable to non-controlling interest	188	72	306	113
Total comprehensive income / (loss) attributable to the Company	$19,553	$(20,502)	$(49,592)	$(100,835)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Paysafe Limited

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$247,801	$387,616
Customer accounts and other restricted cash, net of allowance for credit losses of $4,428 and $4,096, respectively	1,249,268	1,376,236
Accounts receivable, net of allowance for credit losses of $12,102 and $25,035, respectively	129,708	117,410
Settlement receivables, net of allowance credit losses of $4,571 and $5,859, respectively	170,890	223,083
Prepaid expenses and other current assets	72,780	63,252
Related party receivables - current	6,733	6,271
Contingent consideration receivable - current	2,964	26,668
Total current assets	1,880,144	2,200,536
Deferred tax assets	17,390	17,669
Property, plant and equipment, net	14,431	18,691
Operating lease right-of-use assets	35,574	40,187
Intangible assets, net	1,461,324	1,524,817
Goodwill	3,483,539	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – noncurrent	1,859	508
Total non-current assets	5,014,117	5,208,795
Total assets	$6,894,261	$7,409,331

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$211,433	$231,724
Short-term debt	6,280	15,400
Funds payable and amounts due to customers	1,404,975	1,552,187
Operating lease liabilities - current	8,635	8,969
Income taxes payable	7,355	8,161
Contingent consideration payable - current	10,495	5,820
Derivative financial liabilities, current	16,506	2,651
Total current liabilities	1,665,679	1,824,912
Non-current debt	2,114,909	3,246,871
Related party payables – non-current	—	195,228
Operating lease liabilities – non-current	30,489	34,540
Deferred tax liabilities	121,352	122,519
Warrant liabilities	194,044	—
Derivative financial liabilities - non-current	—	47,547
Liability for share-based compensation	12,152	—
Contingent consideration payable – non-current	4,142	3,742
Other liabilities - non-current	969	969
Total non-current liabilities	2,478,057	3,651,416
Total liabilities	4,143,736	5,476,328
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.001 par value; 20,000,000,000 shares authorized and 723,712,382 shares issued and outstanding as of June 30, 2021 Share capital - $0.01 par value; 125,157,540 shares authorized, issued and outstanding as of December 31, 2020	723	1,252
Additional paid in capital / Share premium	2,929,962	2,188,706
Accumulated deficit	(319,884)	(265,834)
Accumulated other comprehensive income / (loss)	2,039	(2,419)
Shareholders' equity in the Company	2,612,840	1,921,705
Non-controlling interest	137,685	11,298
Total shareholders' equity	2,750,525	1,933,003
Total liabilities and shareholders' equity	$6,894,261	$7,409,331

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2021	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	-	-	(60,647)	-	(60,647)	118	(60,529)
Loss on foreign currency translation, net of tax of $0	-	-	-	(8,498)	(8,498)	-	(8,498)
Contributions from non-controlling interest holders (see Note 17)	-	-	-	-	-	26,000	26,000
Capital injection in Legacy Paysafe (See Note 17)	2	10,692	-	-	10,694	-	10,694
Shared based compensation, net of tax of $0	-	67,718	-	-	67,718	-	67,718
Share issuance, net of transaction expenses (See Note 2)	200	1,848,078	-	-	1,848,278	-	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	-	-	(2,448,800)	-	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	-	-	1,258,591	100,081	1,358,672
March 31, 2021	$723	$2,925,716	$(326,481)	$(10,917)	$2,589,041	$137,497	$2,726,538
Net income			6,597		6,597	188	6,785
Gain on foreign currency translation, net of tax of $0				12,956	12,956		12,956
Shared based compensation, net of tax of $0		4,246			4,246		4,246
June 30, 2021	$723	$2,929,962	$(319,884)	$2,039	$2,612,840	$137,685	$2,750,525

	Share capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2020	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707
Net (loss) / income	-	-	(69,292)	-	(69,292)	41	(69,251)
Cumulative adjustment for adoption of credit loss accounting standard, net of tax	-	-	(7,509)	-	(7,509)	-	(7,509)
Loss on foreign currency translation, net of tax of $0	-	-	-	(11,041)	(11,041)	-	(11,041)
March 31, 2020	$1,252	$2,188,706	$(208,411)	$(11,643)	$1,969,904	$6,002	$1,975,906
Net (loss) / income	-	-	(15,901)	-	(15,901)	72	(15,829)
Loss on foreign currency translation, net of tax of $0	-	-	-	(4,601)	(4,601)	-	(4,601)
Contributions from noncontrolling interest	-	-	-	-	-	5,336	5,336
June 30, 2020	$1,252	$2,188,706	$(224,312)	$(16,244)	$1,949,402	$11,410	$1,960,812

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Paysafe Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(53,744)	$(85,080)
Adjustments for non-cash items:
Depreciation and amortization	135,576	136,991
Unrealized foreign exchange loss / (gain)	2,245	(10,255)
Deferred tax expense / (benefit)	4,714	(24,547)
Interest expense / (income), net	69,155	22,908
Share based compensation	84,117	—
Other (income) / expense, net	(75,901)	10,459
Impairment expense on intangible assets	1,935	79,403
Allowance for credit losses and other	9,600	27,897
(Gain) / loss on disposal of subsidiary and other assets, net	(28)	261
Non-cash lease expense	4,909	5,085
Movements in working capital:
Accounts receivable, net	(21,342)	(29,457)
Prepaid expenses, other current assets, and related party receivables	(9,282)	4,048
Settlement receivables, net	44,113	33,155
Accounts payable, other liabilities, and related party payables	(21,139)	(19,065)
Funds payable and amounts due to customers	(116,268)	(15,073)
Income tax payable	(17,650)	(1,688)
Net cash flows from operating activities	41,010	135,042
Cash flows in investing activities
Purchase of property, plant & equipment	(1,169)	(1,722)
Purchase of merchant portfolios	(36,703)	(3,241)
Purchase of other intangible assets	(37,452)	(28,034)
Net cash outflow on acquisition of subsidiary	(23,531)	—
Net cash flows used in investing activities	(98,855)	(32,997)
Cash flows from financing activities
Net cash inflow from reorganization and recapitalization	1,167,874	—
Payment of equity issuance costs	(149,496)	—
Proceeds from loans and borrowings	2,112,816	235,435
Repayments of loans and borrowings	(3,267,269)	(95,059)
Payment of debt issuance costs	(1,068)	—
Payments under derivative financial instruments, net	(31,515)	(2,617)
Cash outflow on foreign exchange forward contract	(6,504)	—
Proceeds under line of credit	300,000	205,867
Repayments under line of credit	(300,000)	(185,230)
Contingent consideration received	7,942	—
Contingent consideration paid	(1,002)	(748)
Net cash flows (used in) / provided by financing activities	(168,222)	157,648
Effect of foreign exchange rate changes	(40,716)	2,638
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(266,783)	$262,331
Less: Net decrease in cash and cash equivalents classified within current assets held for sale	$—	$(1,422)
Net (decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	$(266,783)	$260,909
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period (1)	1,763,852	1,382,361
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,497,069	$1,643,270

(1)

Cash and cash equivalents, including customer accounts and other restricted cash, as of January 1, 2020 decreased by $2,788 as a result of the cumulative-effect adjustment to Customer accounts and other restricted cash for the adoption of the ASC 326 Financial Instruments - Credit Losses (See Note 8).

	Six months ended June 30,
	2021	2020
Supplemental cash flow disclosures:
Cash paid for interest	$55,864	$57,846
Cash (received) / paid for Income taxes, net	$23,690	$(2,467)

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Six months ended June 30,
	2021	2020
Cash and cash equivalents	$247,801	$502,560
Customer accounts and other restricted cash, net	1,249,268	1,140,710
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,497,069	$1,643,270

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

1.	Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited,and its consolidated subsidiaries are referred to collectively as “Paysafe,” “‘we,” “us,” and “the Company” unless the context requires otherwise.  Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

The Company provides payment solutions through three primary lines of business, that represent our reporting segments: Integrated Processing, Digital Wallet and eCash Solutions. Our Integrated Processing business is focused on card not present and card present solutions for small to medium size business merchants. The Digital Wallet business provides wallet based online payment solutions through our Skrill and NETELLER brands; and our eCash Solutions business enables consumers to use cash to facilitate online purchases through our paysafecard prepaid vouchers. With over 20 years of online payment experience, the Company connects businesses and consumers across 70 payment types in over 40 currencies around the world. The Company provides these payment solutions in the following principal verticals; e-commerce, on-line gambling, and on-line gaming; the principal markets being in North America and Europe.

Paysafe Limited was originally incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of acquiring Foley Trasimene Acquisition Corp. II (“FTAC”).  FTAC was originally incorporated in the State of Delaware on July 15, 2020 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar transaction with one or more businesses. FTAC completed its Initial Public Offering (“IPO”) in August 2020.

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub Inc., (a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “Merger Sub”), Paysafe Bermuda Holding LLC (a Bermuda exempted limited liability company and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “LLC”), Pi Jersey Holdco 1.5 Limited (a private limited company incorporated under the laws of Jersey, Channel Islands on November 17, 2017, herein referred to as “Legacy Paysafe” or “Accounting Predecessor”), and Paysafe Group Holdings Limited (a private limited company incorporated under the laws of England and Wales, herein referred to as “PGHL”), entered into a definitive agreement and plan of merger which was consummated on March 30, 2021. This is further discussed in Note 2 under Reorganization and Recapitalization (the “Transaction”).  In connection with the Transaction, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively.

Prior to the Transaction, Legacy Paysafe was a direct, wholly owned subsidiary of Paysafe Group Holdings Limited and was primarily owned by funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership was through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL.  As a result of the Transaction, Legacy Paysafe is a wholly owned subsidiary of the Company.  Subsequent to the Transaction, PGHL, CVC and Blackstone retain ownership in the Company but do not have a controlling interest.

As of June 30, 2020, the assets and liabilities of Payolution GmbH (“Paylater”), a wholly owned subsidiary within the Integrated Processing Solutions segment, were classified as held for sale. As of June 30, 2020, the assets and liabilities held for sale were being marketed for sale and it was the Company’s intention to complete the sales of these assets within twelve months. The disposition of this subsidiary occurred in October 2020 and did not qualify for discontinued operations as it did not represent a major line of business within the Company.

The accompanying unaudited condensed consolidated financial statements for the three and six months ended June 30, 2021 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited after giving effect to the transaction with FTAC completed on March 30, 2021.  The comparative financial information for the three and six months ended June 30, 2020 and for the year ended December 31, 2020 is based upon information of Pi Jersey Holdco 1.5 Limited, prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any other interim period.

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 on Form 20-F filed on April 1, 2021.

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic. As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year.  The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances it is aware of, particularly, the expected impact of COVID-19. While the COVID-19 pandemic continues to have ongoing global effects, for the three and six months ended June 30, 2021, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Disaggregation of Revenue

The Company provides payment solutions through three primary lines of business: Integrated Processing, Digital Wallet and eCash Solutions. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers.   As a result of the concentration of revenue streams within each of the primary lines of business, the Company does not disaggregate revenue below this level.  These revenue streams align with our segments and the resulting segment disclosures (See Note 16).

We do not have any contract balances associated with our contracts with customers as of June 30, 2021 and December 31, 2020.  The Company has applied the practical expedient to exclude disclosure of remaining performance obligations as the Company's contracts typically have a term of one year or less.

Significant accounting policies

There have been no material changes in our significant accounting policies during the six months ended June 30, 2021, except as described in Note 2 as it relates to the accounting for the Warrants.  A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2020 on Form 20-F filed on April 1, 2021.

Recent Accounting Pronouncements

Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this new guidance on January 1, 2021 which did not have a material effect on our condensed consolidated financial statements.

Accounting Standards Issued but not yet Adopted

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. We have not yet adopted this new guidance and are currently evaluating the effect on our consolidated financial statements.

Convertible Debt Instruments

In August 2020, the FASB issued ASU No. 2020-06 Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company's fiscal year. The Company will adopt this new guidance effective January 1, 2022. This new guidance is not expected to have an effect on our consolidated financial statements.

2. Transactions

International Card Services, LLC (“ICS”) Acquisition

In March 2021, the Company completed the acquisition of ICS with the goal of furthering the expansion of Integrated Processing in the United States as well as obtaining new merchants. Our preliminary estimate of the purchase price, including earnouts is $27,327, comprised of cash consideration of $23,505 and an additional contingent earnout to be paid in future periods based on the achievement of earnings targets. The operating results of the acquisition have been included in the Company’s consolidated financial statements since the date of the acquisition.  This acquisition was accounted for as a business combination which was not material to the Company’s consolidated financial statements.

Reorganization and Recapitalization (the “Transaction”)

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Legacy Paysafe and PGHL entered into a definitive agreement and plan of merger to effectuate the Transaction which was completed on March 30, 2021.   In order to effectuate the Transaction, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on March 30, 2021. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited merged with FTAC, which was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned subsidiary of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

The acquisition of the Accounting Predecessor was accounted for as a capital reorganization whereby Paysafe Limited was the successor to Pi Jersey 1.5 Holdco Limited. The capital reorganization was immediately followed by the merger with FTAC. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash held in a trust account, the merger was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor was determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) the Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited; (ii) the Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents; (iii) the senior management team of the Accounting Predecessor are continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Transaction; and (iv) the purpose and intent of the Transaction was to create an operating public company, with management continuing to use the Paysafe platform to grow the business.

In connection with the Transaction, Paysafe Limited, PGHL and FTAC entered into subscription agreements with certain investors (the “PIPE Investors”). Simultaneously with the consummation of the Transaction, Paysafe Limited issued to the PIPE Investors 200,000,000 shares of common stock at a price of $10.00 per share for aggregate gross proceeds of $2,000,000.  The Company incurred direct and incremental costs of approximately $151,722 related to the Transaction, consisting primarily of advisory, banking, printing, legal, and accounting fees, which were recorded to “Additional paid-in capital” as a reduction of these share issuance proceeds (collectively “Share issuances, net of proceeds”).

Paysafe Limited acquired from PGHL all of the Accounting Predecessor’s shares in exchange for cash consideration of $2,448,799 and share consideration of 333,419,924 common shares (“Capital reorganization”).

The FTAC merger was completed by: (i) Paysafe Bermuda Holdings LLC issuing 20,893,780 LLC membership equity interests (“LLC Units”) in exchange for the FTAC Founder’s FTAC Class C shares outstanding immediately prior to the Transaction; (ii) Paysafe Limited issuing 190,292,458 common shares in exchange for the FTAC’s shareholders shares outstanding immediately prior to the Transaction; and (iii) Paysafe Limited assuming the FTAC’s warrants outstanding immediately prior to the Transaction, consisting of 48,901,025 public warrants (the “Public Warrants”) and 5,000,000 private warrants (the “Private Warrants”), which were modified to entitle the holder to acquire, on the same terms, Company common shares instead of FTAC common stock (the “Warrants”) (collectively, “Merger recapitalization”).

The cash flows related to these activities have been classified as “Net cash inflow from recapitalization and reorganization” within financing activities of the consolidated statement of cash flows, consisting of cash outflows related to the cash consideration for the

Pi Jersey acquisition of $2,448,799 and payment of transaction costs of $133,422, offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from the share issuance.

Non-controlling interest

The LLC units contain an exchange right which entitles the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”).   The Exchange Right cannot be exercised until 12 months after the Transaction. Thereafter, it can be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately.   The LLC Units are accounted for as permanent equity and presented as non-controlling interest, as they are held by the FTAC Founder and entitle it to participate in tax distributions.

On initial recognition the non-controlling interest was recorded at the value of the FTAC Class C shares that the LLC received in exchange for the LLC Units it issued to the FTAC Founder. Immediately prior to the Transaction, the FTAC Founder held FTAC warrants that were exchanged for the FTAC Class C shares. As such, the value of the FTAC Class C shares was based on the value of such warrants, which was calculated based on the publicly listed trading price of the Warrants (NYSE: PSFE.WS) at the Transaction date.  Subsequently, the non-controlling interest amount varies based on the LLC’s tax distributions attributable to the FTAC Founder.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The Warrants will become exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption.   The Warrants are accounted for as derivative liabilities under ASC 815-40 as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock.

The Warrants were initially recorded at fair value on the closing date of the Transaction (March 30, 2021) based on the  public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / expense, net” within the consolidated statement of comprehensive income / (loss) (See Note 15).  The publicly quoted price of the Public Warrants is used for valuing the Private Warrants on the basis that they cannot be transferred without losing their private warrant features, the only exit market in which they would be sold would be the public market and it is not likely that a market participant would pay a price different to that observed for the Public Warrants.

As of June 30, 2021 the Private Warrants, valued at $18,000, were held by a related party.

Share based compensation

Certain employee equity-based awards issued by the Accounting Predecessor included performance conditions that vested upon a qualifying Exit Event (defined as an IPO whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale), which was not deemed probable in prior periods. These awards vested in connection with the completion of the Transaction, resulting in the full recognition of share-based compensation for the six months ended June 30, 2021, which is included in “Selling, general and administrative” on the consolidated statements of comprehensive loss.

In addition, these awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco’s A ordinary shares and B ordinary shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense.  The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

For the six months ended June 30, 2021, the Company recognized $84,117 of share-based compensation, of which $71,630 related to these awards that vested upon completion of the Transaction and $7,030 related to their modification and remeasurement. The majority of the remaining share-based compensation relates to restricted stock units granted on June 1, 2021.  For the three months ended June 30, 2021, the Company recognized $3,276 of share-based compensation, which mainly relates to the restricted stock units (see Note 12).

At June 30, 2021, a liability for share-based compensation of $12,152 was recognized, with $5,123 reclassified from “Additional paid in capital” and the remainder expensed in the current period.  This liability has been classified as a non-current liability within the consolidated statement of financial position.

Repayment of debt

In connection with the Transaction, certain third-party debt was settled in cash.  The Company repaid $416,700 and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the consolidated statements of comprehensive loss.  Refer to Note 7 for further information on all debt transactions.

Preference Shares

We have authorized 2,000,000,000 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

3.	Net income / (loss) per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net income / (loss) per share attributable to the Company.  The weighted average shares calculation for three and six months ended June 30, 2021, reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction.  For the three and six months ended June 30, 2020, the historical outstanding shares of the Accounting Predecessor have not been retroactively adjusted given the Transaction has been accounted for as a reorganization and recapitalization (See Note 2).

The Company uses the treasury stock method of calculating diluted net income / (loss) per share attributable to the Company.  For the three months ended June 30, 2021, we included the dilutive effect of the warrants and excluded all potentially dilutive restricted stock units and LLC units in calculating diluted net income / (loss) per share attributable to the Company as the effect was antidilutive.  For the six months ended June 30, 2021, we excluded all potentially dilutive warrants, restricted stock units and LLC units in calculating diluted net income / (loss) per share attributable to the Company as the effect was antidilutive due to net losses incurred for the period.

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Numerator
Net income / (loss) attributable to the Company - basic	$6,597	$(15,901)	$(54,050)	$(85,193)
Net income / (loss) attributable to the Company - diluted (1)	$(32,751)	$(15,901)	$(54,050)	$(85,193)
Denominator
Weighted average shares – basic	723,712,382	125,157,540	723,712,382	125,157,540
Weighted average shares – diluted (2)	728,026,983	125,157,540	723,712,382	125,157,540
Net income / (loss) per share attributable to the Company
Basic	$0.01	$(0.13)	$(0.07)	$(0.68)
Diluted	$(0.04)	$(0.13)	$(0.07)	$(0.68)

(1)  The numerator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three months ended June 30, 2021 has been adjusted to exclude the $39,348 fair value gain on the warrant liabilities.

(2) The denominator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three months ended June 30, 2021 has been adjusted to include an additional 4,314,601 shares representing the dilutive effect of the warrants.

4.	Taxation

We account for income taxes in interim periods pursuant to the provisions of ASC 740 Income Taxes. Under this method, our provision for or benefit from income taxes is computed at an estimated annual effective tax rate and the effects of any discrete income tax items are recognized in the periods in which they occur.

Our effective tax rate for the three months ended June 30, 2021 and 2020 was 71.1% (income tax expense) and 14.6% (income tax benefit), respectively.   Our effective tax rate for the six months ended June 30, 2021 and 2020 was 25.0% (income tax expense) and 21.8% (income tax benefit), respectively.  Effective April 1, 2023, the U.K. statutory tax rate will increase from 19% to 25%.

The difference between our effective tax rate and the U.K. statutory rate of 19% for the three and six months ended June 30, 2021 was primarily the result of non-deductible share-based compensation, non-deductible transaction related costs, discrete impact on deferred taxes as a result of the increase in the U.K. statutory rate, foreign income taxed at varying rates and other items identified as discrete during the period.  The difference between our effective rate and the U.K. statutory rate of 19% for the three and six months ended June 30, 2020 was primarily the result of foreign income taxed at varying rates.

5.	Goodwill

Changes in the carrying amount of goodwill are as follows:

	Integrated Processing	Digital Wallets	eCash Solutions	Total
Balance as of December 31, 2020	$1,774,763	$1,005,699	$701,354	$3,481,816
Additions during the period	21,828	—	—	21,828
Foreign exchange	—	—	(20,105)	(20,105)
Balance as of June 30, 2021	$1,796,591	$1,005,699	$681,249	$3,483,539

	Integrated Processing	Digital Wallets	eCash Solutions	Total
Balance as of December 31, 2019	$1,798,923	$1,005,699	$632,732	$3,437,354
Reductions during the period	(31,750)	—	—	(31,750)
Foreign exchange	—	—	1,213	1,213
Balance as of June 30, 2020	$1,767,173	$1,005,699	$633,945	$3,406,817

The majority of goodwill relates to the acquisitions of Paysafe Group Limited and of iPayment Holdings Inc. in prior periods. Additions to goodwill within the Integrated Processing segment in the current period relate to the acquisition of ICS (See Note 2).  Reductions to goodwill within the Integrated Processing Solutions segment in the prior year relate to Paylater assets held for sale (See Note 1).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value.  No such events and circumstances were identified during the six months ended June 30, 2021.

There is no accumulated impairment of goodwill as of June 30, 2021 and 2020 or December 31, 2020 and there have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units.

6.	Intangible assets

The Company’s intangible assets consisted of the following:

	June 30, 2021	December 31, 2020
Brands	$167,895	$170,349
Software development costs	778,836	755,768
Customer relationships	1,578,081	1,548,474
Computer software	28,413	31,495
	2,553,225	2,506,086
Less accumulated amortization on:
Brands	63,562	56,700
Software development costs	331,309	288,521
Customer relationships	458,732	398,304
Computer software	17,289	18,670
	870,892	762,195
Less accumulated impairment on:
Brands	344	344
Software development costs	84,568	83,239
Customer relationships	136,097	135,491
Computer software	—	—
	221,009	219,074
Intangible assets, net	$1,461,324	$1,524,817

Amortization expense on intangible assets for the three months ended June 30, 2021 and 2020, was $68,079 and $64,386, respectively.  Amortization expense on intangible assets for the six months ended June 30, 2021 and 2020, were $130,398 and $130,489, respectively.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets is not recoverable. Management determines the individual assets’ fair value for the impairment analysis based on discounted cash flow forecasts and market participant assumptions, which represent Level 3 inputs. Management’s key assumptions in determining the fair value include expected cash flows and discount rate.

During the three and six months ended June 30, 2021, the Company recognized an impairment loss of $1,357 and $1,935, respectively, related to deterioration in anticipated merchant attrition rates for certain acquired merchant portfolios and capitalized development costs.

During the three and six months ended June 30, 2020, the Company recognized an impairment loss of $5,038 and $79,403, respectively.  The impairments related to certain customer relationships resulting from the deterioration in the assets’ forecasted cash flows and higher than anticipated merchant and consumer attrition rates, as well as certain acquired merchant portfolios due to deterioration in anticipated merchant attrition rates observed since the assets’ acquisition.

The impairment losses are related to the Integrated Processing and Digital Wallets segments and are recognized in the condensed consolidated statement of comprehensive income / (loss) under “Impairment expense on intangible assets”.

As of December 31, 2020, an out of period adjustment related to the period ended March 31, 2020 was identified and corrected for the impairment of certain Digital Wallet’s intangible assets.  This resulted in the overstatement of Intangible assets, net and understatement of Impairment expense on intangible, assets, net of $21,400 ($15,844 net of tax), respectively, as of March 31, 2020. The prior period results for the six months ending June 30, 2020 presented herein have been revised to reflect the correction of this misstatement.

7.	Debt

Former Debt Facilities

As of December 31, 2020, the Company's debt facilities consisted of a first lien term loan, a second lien term loan and a first lien revolving credit facility ("First Lien Revolving Credit Facility"). The first lien term loan consisted of a $1,540,000 USD Facility (“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”).   The second lien term loan consisted of $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). The First Lien Revolving Credit Facility had an available balance of $225,000 in multiple currencies. As of December 31, 2020, the Company had no unpaid drawdowns. The Company paid a fee of 30% of the applicable margin of 3.00% on the daily portion of the facility that was not utilized and available for future borrowings.

In connection with the Transaction, the Company repaid $416,700, including quarterly principal payments, and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the consolidated statements of comprehensive loss.

On June 28, 2021, the Company fully repaid the outstanding balances under the USD First Lien Term Loan, the EUR First Lien Term Loan and the First Lien Revolving Credit Facility, which was accounted for as a debt extinguishment. The repayment occurred contemporaneously with the Refinancing, as described below. The Company recorded a loss on extinguishment of debt, including the expense of capitalized debt fees, of $40,538, which is included in “Interest expense, net” on the consolidated statements of comprehensive loss.

New Term Loan Facility and New Revolving Credit Facility and Secured Notes

On June 28, 2021, the Company completed the following debt transactions (the “Refinancing”): (i) entered into a new $305,000 senior secured revolving credit facility (the “New Revolving Credit Facility”); (ii) borrowed $628,000 aggregate principal amount under a new senior secured USD first lien term loan facility (the “New Term Loan Facility (USD)”) and €435,000 aggregate principal amount under a new senior secured EUR first lien term loan facility (the “New Term Loan Facility (EUR)”, and together with the New Term Loan Facility (USD) the “New Term Loan Facility”); and (iii) issued $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).  As of June 30, 2021, $35,000 was drawn down on the New Revolving Credit Facility.  Debt issuance costs of $24,474 were recorded in connection with the Refinancing, for which a majority are reported as a deduction from the debt, presented under “Non-current debt” in the consolidated statements of financial position, and amortized using the interest method.

The Company used the proceeds from the New Term Loan Facility and the Secured Notes as well as $35,000 drawn down under the New Revolving Credit Facility to fully repay the Former Debt Facilities.

Line of Credit

In the first quarter of 2020, the Company’s Line of Credit was increased from $25,000 to $50,000 and the maturity date was extended to May 2023. The Line of Credit is restricted for use in funding settlements in the integrated processing business and is secured against known transactions.  As of both June 30, 2021 and December 31, 2020, the Company had an outstanding balance of $50,000.

The key terms of these facilities were as follows:

Facility	Currency	Interest Rate (1)	Facility Maturity Date	Principal Outstanding at June 30, 2021 (Local Currency)	Principal Outstanding at June 30, 2021 (USD)
New Term Loan Facility (USD)	USD	USD LIBOR + 2.75%	Jun-28	628,000	$628,000
New Term Loan Facility (EUR)	EUR	EURIBOR + 3%	Jun-28	435,000	515,800
Secured Loan Notes (EUR)	EUR	3%	Jun-29	435,000	515,800
Secured Loan Notes (USD)	USD	4%	Jun-29	400,000	400,000
New Revolving Credit Facility (USD)	EUR/USD	BASE + 2.25%	Dec-27	35,000	35,000
Line of Credit	USD	Prime (2) – 0.25%	May-23	50,000	50,000
Total Principal Outstanding					$2,144,600

(1)	For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

During the six months ended June 30, 2021 and 2020, the Company repaid principal of $3,850 and $7,700, respectively, under the USD First Lien Term Loan.  Interest expense for the three months ended June 30, 2021 and 2020 was $62,650 and $42,531 respectively.  Interest expense for the six months ended June 30, 2021 and 2020 was $125,019 and $80,754 respectively.

	June 30, 2021	December 31, 2020
Principal Outstanding	$2,144,600	$3,331,909
Deferred Debt Issuance Costs	(23,411)	(50,751)
Amortization of interest expense	—	(18,887)
Total	$2,121,189	$3,262,271
Short-term debt	6,280	15,400
Non-current debt	$2,114,909	$3,246,871

Amortization of deferred debt issuance costs, excluding accelerated debt fees, for the six months ended June 30, 2021 and 2020, were $6,769 and $3,437, respectively.

Maturity requirements on non-current debt as of June 30, 2021 by year are as follows:

Remainder 2021	$3,140
2022	6,280
2023	56,280
2024	6,280
2025	6,280
2026	6,280
2027 and thereafter	2,060,060
Total	$2,144,600

Compliance with Covenants

The Company’s new Senior Credit Facility contains affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the Senior Credit Facility require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at June 30, 2021.

The financial covenants under the former Credit Facility required the Company to test its First Lien Net Leverage Ratio if the principal amount of the Revolving Facility Loans outstanding at the reporting date exceeded 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization was greater than 40% at the reporting date, there was an additional requirement that the First Lien Net Leverage Ratio was not permitted to exceed 9.0 to 1.0. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) consolidated EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at December 31, 2020.

Letters of Credit

As of June 30, 2021 and December 31, 2020, the Company had issued approximately $150,682 and $160,950, letters of credit, respectively, for use in the ordinary course of business.

8.	Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The Company adopted ASC 326, Financial Instruments – Credit Losses, on January 1, 2020 which resulted in a cumulative-effect adjustment to increase the allowance for credit losses by $10,148 and decrease retained earnings by $7,509, net of tax.  The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the three and six months ended June 30, 2021:

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance at December 31, 2020	4,096	25,035	5,859	7,800	42,790
Credit loss expense	(49)	8,836	1,967	(1,154)	9,600
Write-Offs	-	(21,700)	(3,110)	-	(24,810)
Other (1)	381	(69)	(145)	(8)	159
Balance at June 30, 2021	4,428	12,102	4,571	6,638	27,739

(1)	Other mainly relates to the impact of foreign exchange.

Credit loss expense for the three months ended June 30, 2021 and 2020 was $3,616 and $14,029, respectively.  Credit loss expense for the six months ended June 30, 2021 and 2020 was $9,600 and $27,897, respectively.  The decrease in credit loss expense in the current period compared to the prior period was primarily attributable to the impact of the global COVID-19 pandemic in the prior period as well as the disposal of Payolution GmbH which occurred in October 2020 (See Note 1).  Increase in write offs in the current period is primarily attributable to the write off of specific credit loss allowances recorded for an individual merchant in the prior year within the Integrated Processing segment.

9.	Derivative instruments

The Company has entered into derivative financial instruments to manage its interest rate risk related to its former variable-rate credit facilities, comprised of the First Lien Term Loans and Second Lien Term Loan.  The Company’s derivative instruments have consisted of interest rate swaps and interest rate cap agreements (collectively “interest rate contracts”).   The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rise above the strike rate on the contract.

The interest rate contracts are measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes are recorded in “Other (expense) / income, net” in the Company’s condensed consolidated statement of comprehensive income / (loss).

The Second Lien Term Loan was fully repaid on March 31, 2021 and the First Lien Term loan was repaid in connection with the Refinancing Transactions on June 28, 2021 (see Note 7).  As a result, one of the interest rate swaps and both interest rate caps were cancelled as of June 30, 2021, reducing the derivative liability and resulting in market value settlement payments of $24,621.  As of June 30, 2021, the Company had one interest rate swap maturing on December 31, 2023, with a notional amount of $455,790.  This interest rate swap was cancelled on July 26, 2021 and therefore classified as current within the consolidated statement of financial position.

As of June 30, 2021 and December 31, 2020, the Company’s interest rate contracts had a fair value of $16,506 and $50,198 which is recorded as a “Derivative financial liability” in the consolidated statement of financial position.  The Company recognized a fair value gain (loss) for the three months ended June 30, 2021 and 2020 of $1,925 and $(9,222), respectively, and a fair value gain (loss) for the six months ended June 30, 2021 and 2020 of $9,005 and $(22,442), respectively, in respect of its interest rate contracts.

For further information regarding the fair value of the derivative instruments see discussion in Note 13.

10.	Contingent consideration payable

Contingent consideration payable is comprised of the following balances:

Balance at December 31, 2019	$11,449
Payments made during the period	(748)
Additions in the period	401
Other	(178)
Balance at June 30, 2020	$10,924
Current	$5,957
Non-current	$4,967

Balance at December 31, 2020	$9,562
Payments made during the period	(1,002)
Additions in the period	6,186
Released in the period	(207)
Other	98
Balance at June 30, 2021	$14,637
Current	$10,495
Non-current	$4,142

During the six months ended June 30, 2021:

-

The Company completed the business combination of ICS as well as the acquisition of merchant portfolios, recognizing an estimated contingent consideration payable of $6,186, of which $3,822 was related to ICS (See Note 2).

-	The Company paid $1,002 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

During the six months ended June 30, 2020:

-	The Company acquired merchant portfolios and recognized an estimated contingent consideration payable of $401.
-	The Company paid $748 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

The remaining estimated contingent consideration of $14,637 is classified as a liability on the condensed consolidated statement of financial position, of which $4,142 is non-current. This contingent consideration arose as part of the consideration of merchant buyouts, prior year acquisition of a subsidiary and ICS.  The contingent consideration is payable in cash subject to the future financial performance of the acquisitions.

11.	Contingent consideration receivable

The contingent consideration receivable arose on the disposal of Paysafe Merchant Services Limited ("PMSL"), a previous subsidiary of Paysafe Group Limited. The disposal occurred on December 20, 2017, immediately prior to the acquisition of Paysafe Group Limited by the Company.  Under the terms of the disposal agreement, if the buyer defaulted on payment and the Company issued a 90-day notice to pay, certain shares of PMSL could be held by the Company as security on the payment of the contingent consideration receivable (“Share Charge”).  Prior to the closing of the Transaction, the possibility of the enactment of a Share Charge was considered remote and all amounts due in the period under the agreed terms of the disposal were settled by the buyer in full.

In connection with the Transaction, the contingent consideration receivable was transferred to PGHL as partial settlement of the shareholder term loan agreement with PGHL (see Note 16). The remaining contingent consideration receivable balance at June 30, 2021 is $2,964 and related to the revision in fair value of the contingent consideration receivable recorded upon the disposal of Paylater (See Note 1).

The following table summarized the movement in the contingent consideration receivable during the six months ended June 30, 2021 and 2020.

Balance at December 31, 2019	$164,029
Fair value gain on contingent consideration receivable (1)	11,335
Settlements	(7,380)
Foreign exchange	(10,286)
Balance at June 30, 2020	$157,698
Current	66,378
Noncurrent	91,320

Balance at December 31, 2020	$151,775
Fair value gain on contingent consideration receivable (1)	11,462
Related party transaction with PGHL	(159,302)
Settlements	(3,053)
Foreign exchange	2,082
Balance at June 30, 2021	$2,964
Current	2,964
Noncurrent	—

(1)

The gain recognized during the three and six months ended June 30, 2021 and 2020, respectively, is due to the fair value measurement of the contingent consideration receivable and is recorded in “Other (expense) / income, net” (See Note 15).

Pursuant to the PMSL disposal agreement, payments due were made directly to Topco. Before the Transaction, Topco was obligated to transfer such proceeds to the Company, but only to the extent that it received such amounts from the buyer. During the six months ended June 30, 2021 and 2020, Topco received payments from the buyer of $0 and $7,380 (at transaction date foreign exchange rates), respectively. As of June 30, 2021 and December 31, 2020, the total outstanding balance due from Topco to the Company is $4,505 and $4,455 (at closing foreign exchange rates), respectively, and is included within “Related party receivables - current” in the condensed consolidated statements of financial position.

12.	Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan (2018 Plan) for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan (2021 Plan).  The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been nor will be granted in the future under the 2018 Plan.

Under the 2021 Plan, during the three and six months ended June 30, 2021, the Company granted 5,262,613 restricted stock units (“RSUs”) that include a service condition only and vest ratably over three years. The Company also granted performance restricted stock units (“PRSUs”) that vest at the end of one- or three-years.  The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount of 2,120,286.  The fair value of the PRSUs and RSUs is determined by the closing price of the Company’s common stock on the grant date which was $11.80.

Share based compensation expense recognized for the three and six months ended June 30, 2021 under both plans was $3,276 and $84,117, respectively.  No share-based compensation was recognized in the prior year.   As of June 30, 2021 and December 31, 2020, the unrecognized stock-based compensation expense under both plans was $89,935 and $71,630.

13.	Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•	Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and

•

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of June 30, 2021 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$-	$-	$2,964

Financial liabilities measured at fair value:
Contingent consideration payable	$-	$-	$14,637
Derivative financial liability	-	16,506	-
Warrant liabilities	194,044	-	-
Liability for share-based compensation	-	-	12,152

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2020 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$-	$-	$151,775

Financial liabilities measured at fair value:
Contingent consideration payable	$-	$-	$9,562
Derivative financial liability	-	50,198	-

There were no transfers between levels during the six months ended June 30, 2021 and 2020. A reconciliation of the movements in level 3 financial instruments in the period are shown in Note 10 and 11.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Weighted average discount rate of 13.6% (12-15%)
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and accrued expenses, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items.  At June 30, 2021, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

14.	Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $8,273 and $11,600 as of June 30, 2021 and December 31, 2020, respectively, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s condensed consolidated statements of financial position.

The Company vigorously defends its position on all open cases, including any litigation that arises as a result of the cyber breach that occurred in November 2020.  While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's condensed consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Integrated Processing segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for current expected credit losses on financial guarantees as of June 30, 2021 and 2020 (See Note 8).

Merchant portfolio acquisitions

In December 2020, we entered into an agreement to purchase two tranches of merchant portfolios for a purchase price of $24,200 which was completed in April and June 2021.  We have also committed to purchasing one additional tranche of merchant portfolios for $11,000 expected to be executed in November 2021. These purchases are accounted for as asset acquisitions.

15.	Other income / (expense), net

A summary of Other (expense) / income, net is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Gain / (loss) on foreign exchange	$2,986	$(3,680)	$3,182	$(6,484)
Fair value gain on contingent consideration receivable	6,017	5,058	11,462	11,335
Fair value gain / (loss) on derivative instruments	1,925	(9,222)	9,005	(22,442)
Fair value gain on warrant liabilities (1)	39,348	—	64,142	—
Interest expense, net, on related party balances	—	(1,210)	(121)	(2,298)
Other	(3,718)	(444)	(8,587)	(4,689)
Other income / (expense), net	$46,558	$(9,498)	$79,083	$(24,578)

(1)	This fair value gain relates to the remeasurement of the warrant liabilities from the closing date of the Transaction to the balance sheet date (See Note 2).

16.	Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. We operate in three reportable segments: Integrated Processing, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallet, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and eCash Solutions, which enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers. These three operating segments, which are also reportable segments as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell.  Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount and revenue.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The Company earns revenue from the sale of Integrated Processing, Digital Wallet and eCash Solution services. The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended June 30, 2021:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$189,140	$95,760	$98,962	$—	$—	$383,862
Interest Revenue	5	477	(1)	—	—	481
Intersegment Revenue (2)	2,097	1,034	4,915	—	(8,046)	—
Total Revenue	$191,242	$97,271	$103,876	$—	$(8,046)	$384,343
Adjusted EBITDA	$45,764	$46,927	$43,033	$(16,920)	$—	$118,804

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended June 30, 2020:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$177,980	$89,076	$72,855	$—	$—	$339,911
Interest Revenue	(8)	1,148	(17)	—	$—	1,123
Intersegment Revenue (2)	425	884	3,160	—	(4,469)	—
Total Revenue	$178,397	$91,108	$75,998	$—	$(4,469)	$341,034
Adjusted EBITDA	$52,050	$40,305	$27,297	$(9,277)	$—	$110,375

The information below summarizes revenue and Adjusted EBITDA by segment for the six months ended June 30, 2021:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$364,024	$189,177	$207,579	$—	$—	$760,780
Interest Revenue	9	978	—	—	—	987
Intersegment Revenue (2)	4,112	2,039	9,213	—	(15,364)	—
Total Revenue	$368,145	$192,194	$216,792	$—	$(15,364)	$761,767
Adjusted EBITDA	$90,691	$84,700	$91,104	$(34,461)	$—	$232,034

The information below summarizes revenue and Adjusted EBITDA by segment for the six months ended June 30, 2020:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$363,284	$195,084	$139,662	$—	$—	$698,030
Interest Revenue	32	2,617	20	—	0	2,669
Intersegment Revenue (2)	1,298	1,900	5,385	—	(8,583)	0
Total Revenue	$364,614	$199,601	$145,067	$—	$(8,583)	$700,699
Adjusted EBITDA	$107,264	$93,999	$50,164	$(28,282)	$—	$223,145

(1)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)

Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments. Intersegment revenue is primarily recognized based on the volume of transactions processed.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss before taxes is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Segments Adjusted EBITDA	$135,724	$119,652	$266,495	$251,427
Corporate costs	(16,920)	(9,277)	(34,461)	(28,282)
Depreciation and amortization	(70,114)	(67,492)	(135,576)	(136,991)
Share based compensation	(3,276)	—	(84,117)	—
Restructuring and other costs	(4,518)	(4,359)	(7,488)	(10,006)
Impairment expense on intangible assets	(1,357)	(5,038)	(1,935)	(79,403)
Other income / (expense), net	46,558	(9,498)	79,083	(24,578)
Gain / (loss) on disposal of subsidiary and other assets, net	28	—	28	(261)
Interest expense, net	(62,650)	(42,531)	(125,019)	(80,754)
Income / (Loss) before taxes	$23,475	$(18,543)	$(42,990)	$(108,848)

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company's services. Investment income is not included within this table as it is not practicable to apportion its geographical source.  The Company has no single customer contributing 10 % or more of the Company’s revenue in the period.

The information below summarizes revenue by geographic area for the three and six months ended June 30, 2021 and 2020.

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
United Kingdom	$13,475	$10,719	$27,203	$26,786
United States of America	174,857	155,611	334,680	313,497
Germany	34,904	39,343	71,683	70,816
All other countries (1)	160,626	134,238	327,214	286,931
Revenue from external customers	$383,862	$339,911	$760,780	$698,030

(1)	No single country included in the “All other countries” category generated more than 10% of total revenue.

The information below summarizes long-lived assets, net by geographic area:

	June 30, 2021	December 31, 2020
United Kingdom	$5,347	$6,198
Canada	5,082	6,898
United States of America	12,823	16,479
Bulgaria	13,634	13,847
Austria	9,603	10,754
All other countries (1)	3,516	4,702
Total long-lived assets, net	$50,005	$58,878

(1)	No single country included in the “All other countries” category comprised more than 10% of total long-lived assets.

17.	Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and transactions with related parties

The Company entered the following transactions with related parties. The following amounts were outstanding at the date of the consolidated statements of financial position:

		Amounts owed by related parties	Amounts owed to related parties
Related Party Relationship	Type of Transaction	June 30, 2021	June 30, 2021
Other	Warrant liabilities	—	18,000
Topco	Receivable	4,505	—
PGHL	Receivable	2,212	—
Other	Receivable	16	—
		$6,733	$18,000

		Amounts owed by related parties	Amounts owed to related parties
Related Party Relationship	Type of Transaction	December 31, 2020	December 31, 2020
Topco	Receivable	4,455	—
PGHL	Loan received	—	195,228
PGHL	Receivable	1,776	—
Other	Receivable	40	—
		$6,271	$195,228

Refer to Note 2 for related party transaction related to the Warrant liabilities.

The amounts outstanding are unsecured and no guarantees have been given or received. No allowances have been made for credit losses on debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions was $0 and $1,210 for the three months ended June 30, 2021 and 2020, respectively, and $121 and $2,298 for the six months ended June 30, 2021 and 2020, respectively. These balances are reported within “Other (expense) / Income, net”.

Transactions with Topco

The amounts owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. Before the Transaction, the contingent consideration payments from the disposal of PMSL were made by the buyer to Topco and Topco was obligated to transfer the consideration received to Legacy Paysafe (See Note 11), resulting in a receivable from Topco.  In connection with the Transaction, Legacy Paysafe transferred the contingent consideration receivable to PGHLand as a result, Topco’s obligation is now with PGHL.

The receivable is GBP denominated, the movement in the balance is due to foreign currency translation, As of June 30, 2021 and December 31, 2020, the amounts owed from Topco related to the disposal of PMSL were $4,505 and $4,455, respectively.

Transactions with PGHL

In January 2018, Legacy Paysafe entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited.  The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company.  During the period endedJune 30, 2021, in connection with the Transaction, the Company fully settled this loan through the following transactions, (i) an amount of $159,302 was settled in connection with the contingent consideration receivable transfer to PGHL (See Note 11), (ii) an amount of $26,000 was settled in connection with additional contributions from PGHL into Skrill USA, which were funded by Legacy Paysafe. PGHL owns 100% of Skrill USA’s share capital. As a VIE of the Company, Skrill USA’s equity and results are presented as non-controlling interest in these financial statements, and therefore this additional capital contribution was presented as “Contributions from non-controlling interest holders” in the consolidated statement of shareholders’ equity and (iii) the remaining loan balance of $10,694 was released by PGHL as consideration for the issuance of 233,376 additional ordinary shares by Legacy Paysafe, which is presented as “Capital injection in Legacy Paysafe” in the consolidated statement of shareholders’ equity.

The Company has a receivable from PGHL which is interest free and repayable on demand. As of June 30, 2021 and December 31, 2020 this receivable balance is $2,212 and $1,776, respectively.

18.	Subsequent events

In July 2021, the Company entered into a definitive agreement to acquire Orbis Ventures S.A.C. (“PagoEfectivo”) with the goal of furthering the expansion of alternative payment methods in Latin America as well as creating significant revenue opportunities for the eCash segment. The purchase price is expected to be $108,500 to be paid in cash, subject to closing adjustments, including working capital.  This acquisition is expected to be accounted for as a business combination.

In August 2021, the Company entered into a definitive agreement to acquire SaftPay Inc. (“SafetyPay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating significant revenue opportunities for all three of our segments. Our preliminary estimate of the purchase price is $441,000 to be paid in cash.  We also entered into a financing commitment for $450,000 to satisfy any potential capital requirements to fund the acquisition. This acquisition is expected to be accounted for as a business combination.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included in our report filed on Form 20-F on April 1, 2021 (the “2020 Annual Report”).

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

Our Company

Paysafe is a leading, global pioneer in digital commerce solutions. We empower over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada, and Europe to conduct secure and friction-less commerce across online, mobile, in-app, and in-store channels. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in Integrated Processing, Digital Wallet and online eCash Solutions.

We serve and support our clients through an omni-channel model that leverages the global reach and B2B and B2C relationships of our Paysafe Network. This enables us to manage and serve our clients through six hubs around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 64 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. We sell our solutions online to smaller merchants and consumers using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as integrated software vendors (“ISVs”) and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives. We operate across three lines of business, which provide our digital commerce solutions to different end markets. Our three lines of business, which represent our operating and reporting segments, are Integrated Processing, Digital Wallet and eCash Solutions.

Integrated Processing: Our Integrated Processing solutions are marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, eCommerce solutions, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallet: Our Digital Wallet solutions are marketed under the NETELLER and Skrill brand names, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid TransferTM brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such card-based payments, enabling our active users to send, spend, store and accept funds online more easily.

eCash Solutions: Our proprietary eCash solutions are marketed under the Paysafecard and Paysafecash brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. Paysafecard and Paysafecash are available at over 650,000 locations in 50 countries worldwide.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” in included in our 2020 Annual Report.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our Existing Revolving Credit Facility.  We subsequently repaid all outstanding borrowings under our Existing Revolving Credit Facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s future financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. This is particularly relevant for Integrated Processing and Digital Wallets, where these effects contributed in part to the impairment of intangible assets of $5,038 and $79,403 and an increase in credit losses in this segment for the three and six months ended June 30, 2020. While our Digital Wallet business is showing recovery as sporting events resume, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting altogether sporting events, our Digital Wallet business could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our eCash Solutions segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted.

Public company costs

As a result of the Transaction, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the

Exchange Act, this status is subject to change pending our ability to qualify in the future. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that have not been applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our Consolidated Statements of Comprehensive Income / (Loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material.

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) based on the  public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / expense, net” within the consolidated statement of comprehensive income / (loss).  It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our consolidated statement of comprehensive income / (loss) in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the consolidated statement of comprehensive income / (loss).

Recent Company Initiatives and Events

Recent events

The Transaction was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols PSFE and PSFE.WS, respectively.  Refer to “Unaudited condensed consolidated financial statements” for further information.

Refer to “Debt” for further information regarding repayments and the Refinancing.

Recent acquisitions

In August 2021, the Company entered into a definitive agreement to acquire SaftPay Inc. (“SafetyPay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating significant revenue opportunities for all three of our segments. Our preliminary estimate of the purchase price is $441,000 to be paid in cash.  We also entered into a financing commitment for $450,000 to satisfy any potential capital requirements to fund the acquisition. This acquisition is expected to be accounted for as a business combination.

In July 2021, the Company entered into a definitive agreement to acquire Orbis Ventures S.A.C. (“PagoEfectivo”) with the goal of furthering the expansion of alternative payment methods in Latin America as well as creating significant revenue opportunities for the eCash segment.  The purchase price is expected to be $108,500 to be paid in cash, subject to closing adjustments, including working capital.  This acquisition is expected to be accounted for as a business combination.

In March 2021, the Company completed the acquisition of International Card Services, LLC, for cash consideration of $23,505 with an additional contingent earnout to be paid in future periods based on earnings targets.  Our preliminary estimate of the total expected consideration including earnouts is $27,327.  The operating results of the acquisition have been included in the Company’s consolidated financial statements since the date of the acquisition.  This acquisition was accounted for as a business combination which was not material to the Company’s consolidated financial statements.

In August 2020, the Company completed the acquisition of Openbucks to accelerate the expansion of eCash Solutions in the United States as well as benefit from certain partnerships with retailers.  The total expected purchase price, including earnouts is $13,262, comprised of cash consideration of $9,760 and an additional contingent earnout to be paid in future periods based on earnings targets.  The operating results of the acquisition have been included in the Company’s consolidated financial statements since the date of the acquisition.  This acquisition was accounted for as a business combination which was not material to the Company’s consolidated financial statements.

Recent dispositions

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company.  The total consideration consists of cash consideration of $47,098 and a contingent consideration receivable, of which $4,885 had been earned prior to December 31, 2020 and is recorded within “Prepaid expenses and other current assets” within the Consolidated Statements of Financial Position (at closing foreign exchange rates). The remainder of the receivable is contingent upon the future financial performance of Payolution GmbH, as well as certain operational achievements. The consideration for financial performance conditions will be due in the second quarters of the years ended December 31, 2021 and 2022.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

-	For Integrated Processing: Credit card and debit card transactions, and purchases made via PayLater. PayLater was disposed of in October 2020.
-	For Digital Wallet: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, and pre-paid Mastercard transactions
-	For eCash Solutions: Transactions where vouchers are redeemed at merchants, and pre-paid Mastercard transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume.  In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended June 30, 2021 and 2020:

	For the three months ended June 30, 2021
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$26,356	$4,698	$1,432	$(194)	$32,292
Take Rate	0.7%	2.1%	7.3%	—	1.2%

	For the three months ended June 30, 2020
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$17,094	$4,570	$1,061	$(27)	$22,698
Take Rate	1.0%	2.0%	7.2%	—	1.5%

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$9,262	$128	$371	$(167)	$9,594
Take Rate	(0.3)%	0.1%	0.1%	-	(0.3)%

(1) During 2021, we revised our methodology for calculating volumes.  Prior periods have been adjusted to reflect this revised methodology for comparative purposes.

The following table sets forth our gross dollar volume and take rate for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30, 2021
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$47,921	$9,301	$2,981	$(399)	$59,804
Take Rate	0.8%	2.1%	7.3%	—	1.3%

	For the six months ended June 30, 2020
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$35,571	$10,735	$2,025	$(73)	$48,258
Take Rate	1.0%	1.9%	7.2%	—	1.5%

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$12,350	$(1,434)	$956	$(326)	$11,546
Take Rate	(0.2)%	0.2%	0.1%	0.0%	(0.2)%

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business.  Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments.  Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•	It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	It does not reflect changes in, or cash requirements for, our working capital needs;
•	It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•	It does not reflect income tax payments we are required to make;
•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended June 30, 2021 compared to three months ended June 30, 2020

The following table sets forth our results of operations for the three months ended June 30, 2021 and 2020:

	For the three months ended June 30,		Variance
(U.S. dollars in thousands)	2021	2020	$	%
Revenue	$384,343	$341,034	43,309	12.7%
Cost of services (excluding depreciation and amortization)	155,778	126,245	29,533	23.4%
Selling, general and administrative	113,037	104,414	8,623	8.3%
Depreciation and amortization	70,114	67,492	2,622	3.9%
Impairment expense on intangible assets	1,357	5,038	(3,681)	(73.1)%
Restructuring and other costs	4,518	4,359	159	3.6%
Gain on disposal of subsidiaries and other assets, net	(28)	-	(28)	-
Operating income	39,567	33,486	6,081	18.2%
Other income / (expense), net	46,558	(9,498)	56,056	(590.2)%
Interest expense, net	(62,650)	(42,531)	(20,119)	47.3%
Income / (loss) before taxes	23,475	(18,543)	42,018	(226.6)%
Income tax benefit / (expense)	16,690	(2,714)	19,404	(715.0)%
Net income / (loss)	$6,785	$(15,829)	22,614	(142.9)%
Less: net income attributable to non controlling interest	188	72	116	161.1%
Net income / (loss) attributable to the Company	$6,597	$(15,901)	$22,498	(141.5)%

Revenue

Revenue increased $43,309, or 12.7%, to $384,343 for the three months ended June 30, 2021 from $341,034 for the three months ended June 30, 2020. The increase is largely attributable to a 36.7%, or $27,878, increase in our eCash Solutions division due to an increase in sporting events in 2021 due to the impact of Covid-19 in 2020, as well as favorable foreign exchange movements.  The remaining increase is due to a 7.2%, or $12,845 increase in our Integrated Processing division mainly due to higher volumes as the US economy recovers and a 6.8%, or $6,163, increase in our Digital Wallet division due to favorable foreign exchange movements and an increase in sporting events in 2021.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $29,533, or 23.4%, to $155,778 for the three months ended June 30, 2021 from $126,245 for the three months ended June 30, 2020.  The increase is largely attributable to an increase of $22,881, or 30.7%, in our Integrated Processing segment due to higher volume as noted above and changes in channel and merchant mix to optimize the risk reward profile of our merchants, which contributed to higher costs such as increase in fees paid to ISO partners as well as an increase of $10,265, or 30%, in our eCash Solutions segment due to the increase in volume and revenue as noted above.

Selling, general and administrative

Selling, general and administrative expenses increased $8,623, or 8.3%, to $113,037 for the three months ended June 30, 2021 from $104,414 for the three months ended June 30, 2020. This movement is primarily driven by an increase in personnel costs of $9,491 due to higher group headcount and COVID-19 associated cost actions.

Depreciation and amortization

Depreciation and amortization increased $2,622, or 3.9%, to $70,114 for the three months ended June 30, 2021 from $67,492 for the three months ended June 30, 2020. This increase was primarily attributable to the impact of intangible assets added in the period, offset  by the impact of the impairment on intangible assets recognized during the year-ended December 31, 2020.

Impairment expense on intangible assets

Impairment expense on intangible assets decreased by $3,681, or (73.1%), to $1,357 for the three months ended June 30, 2021 from $5,038 for the three months ended June 30, 2020. In the period ended June 30, 2020, the Company recognized an impairment loss for certain customer relationships resulting from the deterioration in their forecasted cash flows as well as higher than anticipated merchant and consumer attrition rates due, in part, to the impact of COVID-19. In the period ended June 30, 2021, the impairment expense related to certain specific software development projects that were determined by management to be impaired.

Restructuring and other costs

Restructuring and other costs increased $159, or 3.6%, to $4,518 for the three months ended June 30, 2021 from $4,359 for the three months ended June 30, 2020. Movement driven by an increase in Public Company and US Readiness costs incurred in the three months ended June 30, 2021 offset in part by strategic initiative costs incurred in the three months ended June 30, 2020.

Other (expense)/income, net

Other income, net increased $56,056, or (590.2%), to an income of $46,558 for the three months ended June 30, 2021 from an expense of $9,498 the three months ended June 30, 2020. The increase in other income, net was primarily driven by a fair value gain on the Company’s warrant liabilities of $39,348, as well as an increase in fair value gain on derivative financial instruments from a loss of $9,222 to a gain of $1,925.

Interest expense, net

Interest expense, net increased by $20,119, or 47.3%, to $62,650 for the three months ended June 30, 2021 from $42,531 for the three months ended June 30, 2020. The increase in interest expense, net was due to the release of capitalized debt fees on fully repaid loans in June 2021, resulting from the refinancing of the Company’s debt.

Income tax (benefit)/expense

The income tax expense was $16,690 for the three months ended June 30, 2021 compared to an income tax benefit $2,714 for the three months ended June 30, 2020. This resulted in an effective tax rate of 71.1% for the three months ended June 30, 2021 and 14.6% for the three months ended June 30, 2020. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023.  The change in the effective tax rate in 2021 compared to 2020 primarily arises as a result of the of non-deductible share-based compensation, non-deductible transaction related costs, discrete impact on deferred taxes as a result of the increase in the U.K. statutory rate, foreign income taxed at varying rates and other items identified as discrete during the period.

Net loss

Net income/(loss) increased by $22,614, or 142.9%, to a net income of $6,785 for the three months ended June 30, 2021 from a net loss of $15,829 for the three months ended June 30, 2020. This increase in net income/(loss) was driven by a $6,081 increase in operating income, a $56,056 increase in other income/(expense) from a net expense position to a net income position, due to the fair value gain on the Company’s warrant liability as noted above. This is offset by the increase in interest expense, net of $20,119 as noted above as well as the impact of the income tax expense of $16,690 for the three months ended June 30, 2021 compared with an income tax benefit of $2,714 for the period ended June 30, 2020.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $8,429, or 7.6%, to $118,804 for the three months ended June 30, 2021 from $110,375 for the three months ended June 30, 2020. This increase was driven primarily by the increase in revenue of $43,309 as noted above, offset by the increase in cost of services of $29,533 and an increase in selling, general and administrative expenses of $8,623.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended June 30, 2021 and 2020:

	For the three months ended June 30,
(U.S. dollars in thousands)	2021	2020
Net income / (loss)	$6,785	$(15,829)
Income tax expense / (benefit)	16,690	(2,714)
Interest expense, net	62,650	42,531
Depreciation and amortization	70,114	67,492
Share based compensation	3,276	—
Impairment expense on intangible assets	1,357	5,038
Restructuring and other costs (1)	4,518	4,359
Gain on disposal of subsidiaries and other assets, net	(28)	—
Other (income) / expense, net (2)	(46,558)	9,498
Adjusted EBITDA	$118,804	$110,375

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the three months ended June 30, 2021, restructuring and strategic transformation costs amounted to $2,065. Other costs of $2,453 primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning. For the three months ended June 30, 2020, restructuring and strategic transformation costs amounted to $5,239, offset by the release of certain accruals.

(2)

As noted above, other expense, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the three months ended June 30, 2021, other (income) expense, net includes gain on foreign exchange of $2,986, fair value gain on contingent consideration receivable of $6,017, fair value gain on derivative instruments of $1,925, fair value gain on warrant liabilities of $39,348, interest expense, net, on related party balances of $0, together with other losses of $3,718. For the three months ended June 30, 2020, other (income) expense, net includes loss on foreign exchange of $3,680, fair value gain on contingent consideration receivable of $5,058, fair value loss on derivative instruments of $9,222 and interest expense, net, on related party balances of $1,210, together with other losses of $444.

Six months ended June 30, 2021 Compared to six months ended June 30, 2020

The following table sets forth our results of operations for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2021	2020	$	%
Revenue	$761,767	$700,699	61,068	8.7%
Cost of services (excluding depreciation and amortization)	306,815	255,633	51,182	20.0%
Selling, general and administrative	307,035	221,921	85,114	38.4%
Depreciation and amortization	135,576	136,991	(1,415)	(1.0)%
Impairment expense on intangible assets	1,935	79,403	(77,468)	(97.6)%
Restructuring and other costs	7,488	10,006	(2,518)	(25.2)%
(Gain) / loss on disposal of subsidiaries and other assets, net	(28)	261	(289)	(110.7)%
Operating income	2,946	(3,516)	6,462	(183.8)%
Other income / (expense), net	79,083	(24,578)	103,661	(421.8)%
Interest expense, net	(125,019)	(80,754)	(44,265)	54.8%
Loss before taxes	(42,990)	(108,848)	65,858	(60.5)%
Income tax benefit / (expense)	10,754	(23,768)	34,522	(145.2)%
Net loss	$(53,744)	$(85,080)	31,336	(36.8)%
Less: net income attributable to non controlling interest	306	113	193	170.8%
Net loss attributable to the Company	$(54,050)	$(85,193)	31,143	(36.6)%

Revenue

Revenue increased $61,068, or 8.7%, to $761,767 for the six months ended June 30, 2021 from $700,699 for the six months ended June 30, 2020. The movements were driven by a 49.4%, or $71,725, increase in our eCash Solutions division due to an increase in sporting events in 2021 and higher volumes during the COVID-19 pandemic as a result of changes in customer behavior as well as a 1%, or $3,531 increase in our Integrated Processing division due to higher volumes as the US economy recovers. This is offset by a 3.7%, or $7,407, decrease in our Digital Wallet division mainly due to targeted actions and exits that occurred in the second quarter of 2020 as a result of compliance changes. For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $51,182, or 20.0%, to $306,815 for the six months ended June 30, 2021 from $255,633 for the six months ended June 30, 2020.  The increase is largely attributable to an increase of $31,621, or 20.9%, in our Integrated Processing segment due to higher volume as noted above and changes in channel and merchant mix to optimize the risk reward profile of our merchants, which contributed to higher costs such as increase in fees paid to ISO partners as well as an increase of $27,347, or 41.7%, in our eCash Solutions segment due to the increase in volume and revenue as noted above. This is offset by a decrease of $1,005, or 2.1%, in our Digital Wallet segment due to the decrease in volume and revenue as noted above.

Selling, general and administrative

Selling, general and administrative expenses increased $85,114, or 38.4%, to $307,035 for the six months ended June 30, 2021 from $221,921 for the six months ended June 30, 2020. This movement is primarily driven by an increase in share-based compensation of $84,117, mostly related to the equity awards that vested upon completion of the Transaction.

Depreciation and amortization

Depreciation and amortization decreased $1,415, or 1.0%, to $135,576 for the six months ended June 30, 2021 from $136,991 for the six months ended June 30, 2020. This decrease was primarily attributable to the impact of the impairment on intangible assets recognized during the year-ended December 31, 2020, partially offset by the impact of additions in intangible assets in the same period.

Impairment expense on intangible assets

Impairment expense on intangible assets decreased by $77,468, or (97.6%), to $1,935 for the six months ended June 30, 2021 from $79,403 for the six months ended June 30, 2020. In the period ended June 30, 2020, the Company recognized an impairment loss for certain customer relationships resulting from the deterioration in their forecasted cash flows as well as higher than anticipated merchant and consumer attrition rates due, in part, to the impact of COVID-19. The Company also recognized an impairment loss on certain customer relationship assets in the same period, due also to the impact of COVID-19 on forecasted cash flows. In the period ended June 30, 2021, the impairment expense related to certain specific software development projects that were determined by management to be impaired.

Restructuring and other costs

Restructuring and other costs decreased $2,518, or 25.2%, to $7,488 for the six months ended June 30, 2021 from $10,006 for the six months ended June 30, 2020. The decrease was attributable to significant costs in respect of strategic initiatives incurred during the six months ended June 30, 2020.

Other (expense)/income, net

Other (expense)/income, net increased $103,661, or (421.8)%, to an income of $79,083 for the six months ended June 30, 2021  from an expense of $24,578 for the six months ended June 30, 2020. The increase in other income, net was primarily driven by a fair value gain on the Company’s warrant liabilities of $64,142, as well as an increase in fair value gain on derivative financial instruments from a loss of $22,442 to a gain of $9,005.

Interest expense, net

Interest expense, net increased by $44,265, or 54.8%, to $125,019 for the six months ended June 30, 2021 from $80,754 for the six months ended June 30, 2020. The increase in interest expense, net was due to the acceleration of the amortization of capitalized debt issuance costs, resulting from the partial repayment of the Company’s borrowings on March 31, 2021 and the release of capitalized debt fees on fully repaid loans in June 2021, as a result of debt refinancing.

Income tax (benefit)/expense

The income tax expense was $10,754 for the six months ended June 30, 2021 compared to an income tax benefit of $23,768 for the six months ended June 30, 2020. This resulted in an effective tax rate of 25.0% for the six months ended June 30, 2021 and 21.8% for the six months ended June 30, 2020. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023.  The change in the effective tax rate in 2021 compared to 2020 primarily arises as a result of the of non-deductible share-based compensation, non-deductible transaction related costs, discrete impact on deferred taxes as a result of the increase in the U.K. statutory rate, foreign income taxed at varying rates and other items identified as discrete during the period.

Net loss

Net loss decreased by $31,336, or (36.8%), to ($53,744) for the six months ended June 30, 2021 from ($85,080) for the six months ended June 30, 2020. This decrease in net loss was driven by the decrease in impairment expense on intangible assets and the increase in other income/(expense), net, partly offset by an increase in selling, general, and administrative due to the share-based compensation expense recognized during the three months ended June 30, 2021 as noted above. Further offset by an increase in interest expense, net and income tax expense, from an income tax benefit.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $8,889, or 4.0%, to $232,034 for the six months ended June 30, 2021 from $223,145 for the six months ended June 30, 2020. This increase was driven primarily by the increase in revenue of $61,068 as noted above, offset by the increase in cost of services of $51,182 as noted above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
(U.S. dollars in thousands)	2021	2020
Net Loss	$(53,744)	$(85,080)
Income tax expense / (benefit)	10,754	(23,768)
Interest expense, net	125,019	80,754
Depreciation and amortization	135,576	136,991
Share based compensation	84,117	—
Impairment expense on intangible assets	1,935	79,403
Restructuring and other costs (1)	7,488	10,006
(Gain) / loss on disposal of subsidiaries and other assets, net	(28)	261
Other (income) / expense, net (2)	(79,083)	24,578
Adjusted EBITDA	$232,034	$223,145

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the six months ended June 30, 2021, restructuring and strategic transformation costs amounted to $4,207. Other costs of $3,281 primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning. For the six months ended June 30, 2020, restructuring and strategic transformation costs amounted to $7,391. Other costs of $2,615 primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.

(2)

As noted above, other expense, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the six months ended June 30, 2021, other (income) expense, net includes gain on foreign exchange of $3,182, fair value gain on contingent consideration receivable of $11,462, fair value gain on derivative instruments of $9,005, fair value gain on warrant liabilities of $64,142, interest expense, net, on related party balances of $121, together with other losses of $8,587. For the six months ended June 30, 2020, other (income) expense, net includes loss on foreign exchange of $6,484, fair value gain on contingent consideration receivable of $11,335, fair value loss on derivative instruments of $22,442 and interest expense, net, on related party balances of $2,298, together with other losses of $4,689.

Analysis by Segment

We operate in three operating segments: Integrated Processing, Digital Wallet, and eCash Solutions. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs.

The Company allocates shared costs to the three segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount and revenue.

Three months ended June 30, 2021 compared to three months ended June 30, 2020

Our results by operating segment for the three months ended June 30, 2021 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	191,242	97,271	103,876	—	(8,046)	384,343
Cost of services (excluding depreciation and amortization)	97,302	22,003	44,519	—	(8,046)	155,778
Selling, general and administrative	49,011	28,817	16,399	18,810	—	113,037
Add back: Share based compensation	835	476	75	1,890	—	3,276
Adjusted EBITDA(1)	45,764	46,927	43,033	(16,920)	—	118,804

Our results by operating segment for the three months ended June 30, 2020 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	178,397	91,108	75,998	—	(4,469)	341,034
Cost of services (excluding depreciation and amortization)	74,421	22,039	34,254	—	(4,469)	126,245
Selling, general and administrative	51,926	28,764	14,447	9,277	—	104,414
Add back: Share based compensation	—	—	—	—	—	—
Adjusted EBITDA(1)	52,050	40,305	27,297	(9,277)	—	110,375

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	12,845	6,163	27,878	—	(3,577)	43,309
Cost of services (excluding depreciation and amortization)	22,881	(36)	10,265	—	(3,577)	29,533
Selling, general and administrative	(2,915)	53	1,952	9,533	—	8,623
Add back: Share based compensation	835	476	75	1,890	—	3,276
Adjusted EBITDA(1)	(6,286)	6,622	15,736	(7,643)	—	8,429

(1)For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”

(2)Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue increased by $12,845, or 7.2%, to $191,242 for the three months ended June 30, 2021 from $178,397 for the three months ended June 30, 2020. This increase was due to higher volumes as the US economy recovers and Covid-19 restrictions are eased offset partly by a change in channel and merchant mix to optimize the risk and reward profile of our merchants.

Cost of services (excluding depreciation and amortization) increased $22,881, or 30.7%, to $97,302 for the three months ended June 30, 2021 from $74,421 for the three months ended June 30, 2020. This is largely due to higher volumes and changes in channel and merchant mix noted above, which contributed to higher costs such as increases in fees paid to ISO partners.

Selling, general and administrative decreased $2,915 or 5.6%, to $49,011 for the three months ended June 30, 2021 from $51,926 for the three months ended June 30, 2020. This decrease was primarily due to a reduction in credit losses, due partly to the disposition of PayLater GmbH.

Adjusted EBITDA decreased by $6,286, or 12.1%, to $45,764 for the three months ended June 30, 2021 from $52,050 for the three months ended June 30, 2020. This decrease in adjusted EBITDA was largely due to the factors as noted above.

Digital Wallet

Revenue increased by $6,163, or 6.8%, to $97,271 for the three months ended June 30, 2021 from $91,108 for the three months ended June 30, 2020. This increase was primarily due to favorable foreign exchange movements and an increase in sporting events in 2021.

Cost of services (excluding depreciation and amortization) decreased by $36, or 0.2%, to $22,003 for the three months ended June 30, 2021 from $22,039 for the three months ended June 30, 2020. The decrease is due to a revenue mix shift and lower provider fees and commissions which is partly offset by the increase in volume and revenue as noted above.

Selling, general and administrative increased $53, or 0.2%, to $28,817 for the three months ended June 30, 2021 from $28,764 for the three months ended June 30, 2020. The increase was primarily driven by higher personnel costs, offset by a decrease in legal and professional fees.

Adjusted EBITDA increased by $6,622, or 16.4%, to $46,927 for the three months ended June 30, 2021 from $40,305 for the three months ended June 30, 2020. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $27,878, or 36.7%, to $103,876 for the three months ended June 30, 2021 from $75,998 for the three months ended June 30, 2020. This increase was driven primarily by an increase in sporting events in 2021 and favorable foreign exchange movements.

Cost of services (excluding depreciation and amortization) increased $10,265, or 30%, to $44,519 for the three months ended June 30, 2021 from $34,254 for the three months ended June 30, 2020. The increase was primarily driven by an increase in transaction volumes for the factors noted above, partially offset by a revenue mix shift to higher margin verticals.

Selling, general and administrative increased $1,952, or 13.5%, to $16,399 for the three months ended June 30, 2021 from $14,447 for the three months ended June 30, 2020. The increase was primarily driven by an increase in personnel costs.

Adjusted EBITDA increased by $15,736 or 57.6%, to $43,033 for the three months ended June 30, 2021 from $27,297 for the three months ended June 30, 2020. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $7,643, or 82.4% to a loss of $16,920 for the three months ended June 30, 2021 from a loss of $9,277 for the three months ended June 30, 2020. This increase in the Adjusted EBITDA loss was primarily driven by an increase in personnel costs due to higher headcount and Covid-19 salary cuts in 2020, higher insurance costs relating to Directors and Officers and higher IT costs.

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Our results by operating segment for the six months ended June 30, 2021 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	368,145	192,194	216,792	—	(15,364)	761,767
Cost of services (excluding depreciation and amortization)	182,601	46,648	92,930	—	(15,364)	306,815
Selling, general and administrative	95,688	61,322	32,833	117,192	—	307,035
Add back: Share based compensation	835	476	75	82,731	—	84,117
Adjusted EBITDA(1)	90,691	84,700	91,104	(34,461)	—	232,034

Our results by operating segment for the six months ended June 30, 2020 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	364,614	199,601	145,067	—	(8,583)	700,699
Cost of services (excluding depreciation and amortization)	150,980	47,653	65,583	—	(8,583)	255,633
Selling, general and administrative	106,370	57,949	29,320	28,282	—	221,921
Add back: Share based compensation	—	—	—	—	—	—
Adjusted EBITDA(1)	107,264	93,999	50,164	(28,282)	—	223,145

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	3,531	(7,407)	71,725	—	(6,781)	61,068
Cost of services (excluding depreciation and amortization)	31,621	(1,005)	27,347	—	(6,781)	51,182
Selling, general and administrative	(10,682)	3,373	3,513	88,910	—	85,114
Add back: Share based compensation	835	476	75	82,731	—	84,117
Adjusted EBITDA(1)	(16,573)	(9,299)	40,940	(6,179)	—	8,889

(1)For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations.”

(2)Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue increased by $3,531, or 1%, to $368,145 for the six months ended June 30, 2021 from $364,614 for the six months ended June 30, 2020. This increase was due to higher volumes as the US economy recovers and Covid-19 restrictions are eased offset partly by a change in channel and merchant mix to optimize the risk and reward profile of our merchants.

Cost of services (excluding depreciation and amortization) increased $31,621, or 20.9%, to $182,601 for the six months ended June 30, 2021 from $150,980 for the six months ended June 30, 2020. This is largely due to higher volumes and changes in channel and merchant mix noted above, which contributed to higher costs such as increases in fees paid to ISO partners.

Selling, general and administrative decreased $10,682 or 10.0%, to $95,688 for the six months ended June 30, 2021 from $106,370 for the six months ended June 30, 2020. This decrease was primarily due to a reduction in credit losses, due partly to the disposition of PayLater GmbH. This was offset partly by an increase in legal and professional fees.

Adjusted EBITDA decreased by $16,573, or 15.5%, to $90,691 for the six months ended June 30, 2021 from $107,264 for the six months ended June 30, 2020. This decrease in adjusted EBITDA was largely due to the factors as noted above.

Digital Wallet

Revenue decreased by $7,407, or 3.7%, to $192,194 for the six months ended June 30, 2021 from $199,601 for the six months ended June 30, 2020. This decrease was primarily due to targeted actions and exits that occurred in Q2 2020 as a result of compliance changes offset partly by favorable foreign exchange movements and increase in sporting events in 2021.

Cost of services (excluding depreciation and amortization) decreased by $1,005, or 2.1%, to $46,648 for the six months ended June 30, 2021 from $47,653 for the six months ended June 30, 2020. The decrease was primarily driven by the decrease in volume as noted above, offset by an increase in fees paid to other third-party payment providers and revenue mix shift.

Selling, general and administrative increased $3,373, or 5.8%, to $61,322 for the six months ended June 30, 2021 from $57,949 for the six months ended June 30, 2020. The increase was primarily driven by an increase in personnel costs.

Adjusted EBITDA decreased by $9,299, or 9.9%, to $84,700 for the six months ended June 30, 2021 from $93,999 for the six months ended June 30, 2020. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $71,725, or 49.4%, to $216,792 for the six months ended June 30, 2021 from $145,067 for the six months ended June 30, 2020. This increase was driven primarily by higher volumes during the COVID-19 pandemic due to changes in customer behaviors, an increase in sporting events in 2021 and favorable foreign exchange movements.

Cost of services (excluding depreciation and amortization) increased $27,347, or 41.7%, to $92,930 for the six months ended June 30, 2021 from $65,583 for the six months ended June 30, 2020. The increase was primarily driven by an increase in transaction volumes for the factors noted above, partially offset by a revenue mix shift to higher margin verticals.

Selling, general and administrative increased $3,513, or 12.0% to $32,833 for the six months ended June 30, 2021 from $29,320 for the six months ended June 30, 2020. The increase was primarily driven by an increase in personnel costs.

Adjusted EBITDA increased by $40,940 or 81.6%, to $91,104 for the six months ended June 30, 2021 from $50,164 for the six months ended June 30, 2020. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $6,179, or 21.8% to a loss of $34,461 for the six months ended June 30, 2021 from a loss of $28,282 for the six months ended June 30, 2020. This decrease in the Adjusted EBITDA loss was primarily driven by an increase in personnel costs due to higher headcount, salary increases and Covid-19 salary cuts in 2020 and higher IT costs.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our Integrated Processing and eCash Solutions businesses historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash business experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps and caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of June 30, 2021, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $10.6 million unfavorable impact on net loss while a decrease of 100 basis points would result in a $10.6 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2020, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $32.8 million unfavorable impact on net loss while a decrease of 100 basis points would result in a $32.8 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 1% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations.  Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of June 30, 2021, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $4.8 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

As of December 31, 2020, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $12.5 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee (“STC”).

Settlement receivables primarily relate to receivables from third party payment institutions arising in our Digital Wallet and certain Integrated Processing businesses, as well as receivables from distribution partners arising in our eCash Solutions business. These receivables are closely monitored on an ongoing basis.  The eCash Solutions business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due.  We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows.  Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the new revolving credit facility as of June 30, 2021 was $35,000.  As of December 31, 2020 we had no draw downs on our former credit facility.

As of June 30, 2021, and December 31, 2020, the total principal amount of our external borrowings was $2,144,600 and $3,331,909. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes.  All interest and mandatory debt repayments were satisfied during December 31, 2020 and for the six months ended June 30, 2021.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x an Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement.  As of June 30, 2021, and December 31, 2020, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of June 30, 2021 and December 31, 2020, we had $247,801 and $387,616 in cash and cash equivalents. Furthermore, we had $270,000 available under our New Revolving Credit Facility as of June 30, 2021.  We had $225,000 available under our former Revolving Credit Facility as of December 31, 2020, respectively.

In connection with this Transaction, we underwent a series of transactions that impacted our financial position and overall liquidity profile.  This included the cash consideration for the Pi Jersey acquisition of $2,448,799, debt repayment of $1,155,743 and payment of transaction costs of $133,422.  These transactions were offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from private placement (“PIPE Investment”).

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

As of December 31, 2020, the Company's debt facilities consisted of a first lien term loan, a second lien term loan and a first lien revolving credit facility ("First Lien Revolving Credit Facility"). The first lien term loan consisted of a $1,540,000 USD Facility (“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”).   The second lien term loan consisted of $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). The First Lien Revolving Credit Facility had an available balance of $225,000 in multiple currencies.

In connection with the Transaction, the Company repaid $416,700, including quarterly principal payments, and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction.

On June 28, 2021, the Company fully repaid the outstanding balances under the USD First Lien Term Loan, the EUR First Lien Term Loan and the First Lien Revolving Credit Facility, which was accounted for as a debt extinguishment. Contemporaneously, the Company completed the following debt transactions (the “Refinancing”): (i) entered into a new $305,000 senior secured revolving credit facility (the “New Revolving Credit Facility”); (ii) borrowed $628,000 aggregate principal amount under a new senior secured USD first lien term loan facility (the “New Term Loan Facility (USD)”) and €435,000 aggregate principal amount under a new senior secured EUR first lien term loan facility (the “New Term Loan Facility (EUR)”, and together with the New Term Loan Facility (USD) the “New Term Loan Facility”); and (iii) issued $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).  As of June 30, 2021, $35,000 was drawn down on the New Revolving Credit Facility.

The Company also has available a $50,000 Line of Credit. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions. The Company has made drawdowns and repayments throughout the three months ended June 30, 2021. As of June 30, 2021 and December 31, 2020 the Company had an outstanding balance of $50,000 and $50,000, respectively.

The key terms of the facilities and the principal outstanding as of June 30, 2021 and December 31, 2020 are shown below (U.S. dollars in thousands):

Facility	Currency	Interest Rate (1)	Facility Maturity Date	Principal Outstanding at June 30, 2021 (USD)	Principal Outstanding at December 31, 2020 (USD)
New Term Loan Facility (USD)	USD	USD LIBOR + 2.75%	Jun-28	628,000	$—
New Term Loan Facility (EUR)	EUR	EURIBOR + 3%	Jun-28	515,800	—
Secured Loan Notes (EUR)	EUR	3%	Jun-29	515,800	—
Secured Loan Notes (USD)	USD	4%	Jun-29	400,000	—
New Revolving Credit Facility (USD)	EUR/USD	BASE + 2.25%	Dec-27	35,000	—
USD First Lien Term Loan	USD	USD LIBOR + 3.5%	Jan-25	—	$1,497,650
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	Jan-26	—	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.25%	Jan-25	—	1,274,768
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	Jan-26	—	259,491
Line of Credit	USD	Prime (2) – 0.25%	May-23	50,000	50,000

(1)	For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

Debt Covenants

The Company’s new Senior Credit Facility contains affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the Senior Credit Facility require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at June 30, 2021.

The financial covenants under the former Credit Facility required the Company to test its First Lien Net Leverage Ratio if the principal amount of the Revolving Facility Loans outstanding at the reporting date exceeded 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization was greater than 40% at the reporting date, there was an additional requirement that the First Lien Net Leverage Ratio was not permitted to exceed 9.0 to 1.0. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) consolidated EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at December 31, 2020.

As of June 30, 2021 and December 31, 2020, we were in compliance with our financial covenants. Our first lien debt ratio under the new Senior Facilities was 4.26 to 1.00 as of June 30, 2021. Our first Lien Net Leverage Ratio related to our former Senior Facilities was 5.74 to 1.00 as December 31, 2020.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	For the six months ended June 30,
(U.S. dollars in thousands)	2021	2020
Net cash flows provided by (used in) operating activities	$41,010	$135,042
Net cash flows used in investing activities	(98,855)	(32,997)
Net cash flows (used in) from financing activities	(168,222)	157,648
Effect of foreign exchange rate changes	(40,716)	2,638
Less: net decrease in cash and cash equivalents classified within current assets held for sale	—	(1,422)
Increase (decrease) in cash and cash equivalents, including customer accounts and other restricted cash	$(266,783)	$260,909

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants.  Such amounts are recorded in customer accounts and other restricted cash in our Consolidated Statements of Financial Position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the Consolidated Statements of Cash Flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; other (expense)/income, net; impairment expense on intangible assets; provision for doubtful accounts and other; net gain on settlement of deferred and contingent consideration; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Cash Flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Group’s settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our Consolidated Statements of Financial Position as of June 30, 2021, and 2020 are summarized in the table below.

	For the six months ended June 30,
(U.S. dollars in thousands)	2021	2020
Customer accounts and other restricted cash	1,249,268	1,140,710
Settlement receivables, net of allowances for doubtful accounts	170,890	218,073
Funds payable and amounts due to customers	1,404,975	1,318,574

Net cash flows provided by operating activities decreased by $94,032 to an inflow of $41,010 for the six months ended June 30, 2021 from an inflow of $135,042 for the six months ended June 30, 2020. The key reason for the decrease is due to the cash outflow from the movement in funds payable and amounts due to customers. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the six months ended June 30, 2021 net cash flows provided by operating activities of $41,010 primarily consists of a net loss of $53,744 adjusted for non-cash items of $236,322, largely driven by depreciation and amortization of $135,576 and share based compensation of $84,117, and cash outflows of $141,568 used in movements in working capital, including a decrease in funds payable and amounts due to customers of $116,268, an increase in accounts receivable, net of $21,342, and a decrease in accounts payable, other liabilities, and related party payables of $21,139. These working capital movements were partly offset by a decrease in settlement receivables, net of $44,113.

For the six months ended June 30, 2020 net cash flows provided by operating activities of $135,042 primarily consists of a net loss of $85,080, adjusted for cash inflows from non-cash items of $248,202, largely driven by depreciation and amortization of $136,991, impairment expense on intangible assets of $79,403, and cash outflows of $28,080 used in movements in working capital, including a decrease in funds payable and amounts due to customers of $15,073, a decrease in accounts payable, other liabilities, and related party payables of $19,065, and an increase in accounts receivable, net of $29,457.  These working capital movements were partly offset by a decrease in settlement receivables, net of $33,155.

Investing Activities

Net cash used in investing activities increased $65,858 to $98,855 for the six months ended June 30, 2021 from $32,997 for the six months ended June 30, 2020. This increase is primarily attributed to a net cash outflow on acquisition of a subsidiary of $23,531 relating to the acquisition of ICS, and an increase of $33,462 to $36,703 for the six months ended June 30, 2021 from $3,241 for the six months ended June 30, 2020 relating to the purchase of merchant portfolios.

Financing Activities

Net cash (used in)/provided by financing activities decreased $325,870 to an outflow of $168,222 for the six months ended June 30, 2021 from an inflow of $157,648 for the six months ended June 30, 2020. This decrease primarily resulted from the net impact of repayments of the Company’s borrowing facilities, including its revolving credit facility. Borrowings and repayments on all facilities were $2,412,816 and ($3,567,269), respectively, for the six months ended June 30, 2021 and $441,302 and ($280,289), respectively for the six months ended June 30, 2020. This decrease in cash provided by financing activities was offset by the net cash inflow from the reorganization and recapitalization of $1,167,874 during the current period.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Contractual Obligations

There have been no material changes in our contractual obligations during the six months ended June 30, 2021, except as it relates to the debt repayment and Refinancing which is described in further detail in Note 7, Debt, within the Paysafe unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

Critical Accounting Policies and Significant Judgments and Estimates

There have been no material changes in our critical accounting policies and procedures during the six months ended June 30, 2021, except as it relates to the significant accounting policy related to Warrants as described in Note 2, Transactions, within the Paysafe unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K.  For a detailed discussion of our critical accounting policies and estimates, refer to our 2020 Annual Report.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the Paysafe unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

Paysafe Limited is providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” This unaudited pro forma combined financial information has been updated from unaudited pro forma combined financial information previously reported within Form F-1 to reflect information currently available subsequent to the completion of the Business Combination.

The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 combines the audited consolidated statement of financial position of Accounting Predecessor as of December 31, 2020 and the audited balance sheet of FTAC as of December 31, 2020 (restated) on a pro forma basis as if the Business Combination had been consummated on December 31, 2020. The Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 combines the audited consolidated statement of comprehensive loss of the Accounting Predecessor for the year ended December 31, 2020 and audited statement of operations of FTAC for the period from July 15, 2020 (inception) through December 31, 2020 (restated) on a pro forma basis as if the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 and the Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020, together with the accompanying notes, are the Unaudited Pro Forma Combined Financial Statements.

The historical financial information of the Accounting Predecessor was derived from the Paysafe Audited 2020 Consolidated Financial Statements, which are included elsewhere in this Report. The historical financial information of FTAC was derived from the audited financial statements of FTAC as of December 31, 2020 and for the period from July 15, 2020 (inception) to December 31, 2020 (restated), which are included elsewhere in this Report. This information should be read together with the accompanying notes to the Unaudited Pro Forma Combined Financial Statements, the Paysafe Audited 2020 Consolidated Financial Statements and related notes, the audited financial statements of FTAC (restated) and related notes, the sections titled “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “FTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this Report.

Description of the Transaction

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Accounting Predecessor and PGHL entered into a Merger Agreement to effectuate the Business Combination. In order to effectuate the Business Combination, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on the Closing Date. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited acquired FTAC. The acquisition of FTAC was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned entity of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Business Combination. Prior to the consummation of the Transaction, Paysafe Limited had no material operations, assets or liabilities. For more information about the Business Combination, please see the section entitled “Proposal No. 1—The Business Combination Proposal.”

Accounting Treatment

The Business Combination was accounted for as a capital reorganization whereby Paysafe Limited was the successor to the Accounting Predecessor. The capital reorganization was immediately followed by Paysafe Limited acquiring FTAC, which was effectuated by Merger Sub merging with FTAC with FTAC being the surviving entity. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	The Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited;
•	The Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents;
•

The senior management team of the Accounting Predecessor is continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Business Combination; and

•

The purpose and intent of the Business Combination was to create an operating public company, with management continuing to use the Paysafe platform to grow the business and the combined company is named Paysafe Limited.

Basis of Pro Forma Presentation

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the Unaudited Pro Forma Combined Financial Statements are based on information currently available and are as described in the accompanying notes. The Unaudited Pro Forma Combined Financial Statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the Unaudited Pro Forma Combined Financial Statements do not purport to project the future operating results or financial position of the Company following the consummation of the Business Combination.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Restated)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	387,616	410		1,466,451	(A)	228,521
				1,965,868	(B)
				150,000	(C)
				(2,448,578)	(J)
				(1,176,145)	(K)
				(51,346)	(L)
				(35,222)	(M)
				(30,533)	(N)
Customer accounts and other restricted cash, net of allowance for credit losses of $4,096	1,376,236					1,376,236
Accounts receivable, net of allowance for credit losses of $25,033	117,410					117,410
Settlement receivables, net of allowance for credit losses of $5,858	223,083					223,083
Prepaid expenses and other current assets	63,252		1,382	(9,545)	(M)	54,135
				(954)	(N)
Prepaid expenses		1,382	(1,382)			—
Related party receivables – current	6,271					6,271
Assets held for sale						—
Contingent consideration receivable – current	26,668			(26,668)	(E)	—
Total current assets	2,200,536	1,792	—	(196,672)		2,005,656
Deferred tax assets	17,669					17,669
Property, plant and equipment, net	18,691					18,691
Operating lease right–of–use assets	40,187					40,187
Intangible assets, net	1,524,817					1,524,817
Goodwill	3,481,816					3,481,816
Related party receivables – non–current	—					—
Contingent consideration receivable – non–current	125,107			(125,107)	(E)	—
Other assets – noncurrent	508					508
Cash and marketable Securities held in Trust Account		1,467,440		(1,467,440)	(A)	—
Total assets	$7,409,331	$1,469,232	$—	$(1,789,219)		$7,089,344

See accompanying notes to unaudited pro forma combined financial information.

	Accounting Predecessor (Historical)	FTAC (Restated)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and other liabilities	231,724		6,326	(183)	(K)	222,609
				(6,202)	(N)
				(9,056)	(M)
Accrued expenses		6,326	(6,326)			—
Short–term debt	15,400			(15,400)	(K)	—
Funds payable and amounts due to customers	1,552,187					1,552,187
Operating lease liabilities – current	8,969					8,969
Income taxes payable	8,161	66				8,227
Related party payables – current	-	1,628		(1,628)	(N)	—

Contingent consideration payable - current	5,820					5,820
Derivative financial liabilities - Current	2,651					2,651
Total current liabilities	1,824,912	8,020	—	(32,469)		1,800,463
Non–current debt	3,246,871			(1,138,838)	(K)	2,108,033
Related party payables – non-current	195,228			(43,453)	(D)	—
				(151,775)	(E)
Operating lease liabilities – non-current	34,540					34,540
Deferred tax liabilities	122,519					122,519
Derivative financial liabilities- non-current	47,547					47,547
Contingent consideration payable – non–current	3,742					3,742
Warrant liability		324,537		22,950	(C)	247,406
				(100,081)	(O)
FPA liability		99,814		(99,814)	(C)	—
Deferred underwriting fee payable		51,346		(51,346)	(L)	—
Other liabilities - non current	969					969
Total liabilities	5,476,328	483,717		(1,594,826)		4,365,219
Commitments and Contingencies
Class A common stock subject to possible redemption, 140,486,561 shares at $10.00 per share		980,515		(989)	(A)	—
				(979,526)	(F)

	Accounting Predecessor (Historical)	FTAC (Restated)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
Shareholders' equity:
Pi Jersey Holdco 1.5 Limited
Share capital- $0.01 par value; authorized, issued and outstanding - 125,157,540 shares	1,252			(1,252)	(I)	—
Share Premium	2,188,706			43,453	(D)	—
				(2,276,078)	(I)
				79,630	(H)
				(35,711)	(M)
Accumulated deficit	(265,834)			(79,630)	(H)	—
				(21,724)	(K)
				367,188	(I)
Accumulated other comprehensive loss	(2,419)			2,419	(I)	—
Non-controlling interest	11,298			(11,298)	(I)	—
FTAC
Preferred stock
Class A common stock		5		1	(C)	—
				10	(F)
				(16)	(G)
Class B common stock		4		(4)	(G)	—
Class C common stock				2	(O)	—
				(2)	(P)
Additional paid–in capital		338,871		226,863	(C)	—
				979,516	(F)
				(1,514,717)	(G)
				(23,657)	(N)
				100,079	(O)
				(100,079)	(P)
				(6,876)	(Q)
Accumulated deficit		(333,880)		327,004	(G)	—
				6,876	(Q)
Paysafe Limited
Common stock				200	(B)	724
				191	(G)
				333	(I)
Additional paid–in capital				1,965,668	(B)	2,981,629
				1,187,542	(G)
				2,276,997	(I)
				(2,448,578)	(J)
Retained earnings / (Accumulated deficit)				(367,188)	(I)	(367,188)
Accumulated other comprehensive loss				(2,419)	(I)	(2,419)
Total shareholders’ equity	1,933,003	5,000	—	674,743		2,612,746
Non-controlling interest				11,298	(I)	111,379
				100,081	(P)
Total liabilities and shareholders’ equity (deficit)	$7,409,331	$1,469,232	$—	$(1,789,219)		$7,089,344

See accompanying notes to unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2020

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Restated)	Reclassification Adjustments	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	1,426,489					1,426,489
Cost of services (excluding depreciation and amortization)	534,823					534,823
Selling, general and administrative	465,897		7,302	79,630	(DD)	545,953
				(6,876)	(GG)
Formation and general and administrative expenses		7,302	(7,302)			—
Depreciation and amortization	268,166					268,166
Impairment expense on intangible assets	130,420					130,420
Restructuring and other costs	20,640					20,640
Gain on disposal of a subsidiary and other assets, net	(13,137)					(13,137)
Operating income	19,680	(7,302)	—	(72,754)		(60,376)
Other (expense)/income, net	(40,805)			(14,904)	(EE)	(55,709)
Loss on change in value of warrant liability		(227,105)		70,621	(HH)	(172,484)
				(16,000)	(II)
Loss on change in value of FPA liability		(99,814)		99,814	(II)	—
Interest earned on marketable securities held in Trust Account		406		(406)	(CC)	—
Interest expense, net	(164,788)			4,804	(AA)	(111,351)
				48,633	(BB)
Loss before taxes	(185,913)	(333,814)	—	119,808		(399,919)
Income tax (benefit)/expense	(59,199)	66		10,907	(FF)	(48,226)
Net loss	(126,714)	(333,880)	—	108,901		(351,693)
Less: net income attributable to non-controlling interest	1					1
Net loss attributable to the Company	(126,715)	(333,880)		108,901		(351,694)
Other comprehensive loss, net of tax:
(Loss)/gain on foreign currency translation	(1,817)	—				(1,817)
Total comprehensive loss	(128,531)	(333,880)	—	108,901		(353,510)
Less: comprehensive loss attributable to non-controlling interest	1					1
Total comprehensive loss attributable to The Company	(128,532)	(333,880)		108,901		(353,511)

Weighted average number of ordinary shares outstanding- basic and diluted	125,157,540
Net loss per share attributable to the Company-basic and diluted	(1.01)
Weighted average shares outstanding of Class A redeemable common stock		146,070,643
Basic and diluted income per share, Class A		0.00
Weighted average shares outstanding of Class B non- redeemable common stock		34,750,451
Basic and diluted net loss per share, Class B		(9.62)
Weighted average number of shares of Common stock outstanding-basic and diluted						723,734,536
Net loss per share of Common stock-basic and diluted						$(0.49)

See accompanying notes to unaudited pro forma combined financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The Business Combination was accounted for as a capital reorganization whereby Paysafe Limited was the successor to the Accounting Predecessor. The capital reorganization was immediately followed by Paysafe Limited acquiring FTAC, which was effectuated by Merger Sub merging with and into FTAC, with FTAC being the surviving entity. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 assumes the Business Combination occurred on December 31, 2020. The Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 present the pro forma effect of the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of the Accounting Predecessor as the accounting acquirer.

The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	The Accounting Predecessor’s audited consolidated statement of financial position as of December 31, 2020 and the related notes, included elsewhere in this Report; and
•	FTAC’s audited balance sheet as of December 31, 2020 (restated) and the related notes, included elsewhere in this Report.

The Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	The Accounting Predecessor’s audited consolidated statement of comprehensive loss for the year ended December 31, 2020 and the related notes, included elsewhere in this Report; and
•	FTAC’s audited statement of operations for the period from July 15, 2020 (inception) through December 31, 2020 (restated) and the related notes, included elsewhere in this Report.

The pro forma adjustments reflecting the consummation of the Business Combination are based on currently available information and certain assumptions and methodologies that Paysafe Limited believes is reasonable under the circumstances. Paysafe Limited believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

 The Unaudited Pro Forma Combined Financial Statements are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the Paysafe Audited 2020 Consolidated Financial Statements and related notes, and the audited financial statements of FTAC as of December 31, 2020 and for the period from July 15, 2020 (inception) to December 31, 2020 (restated).

Note 2—Conforming Accounting Policies

During the preparation of the unaudited pro forma combined financial information, management performed an initial review of the accounting policies of FTAC to determine if differences in accounting policies require reclassification or adjustment. As a result of that review, management did not become aware of any material differences between the accounting policies of the two companies, other than certain reclassifications necessary to conform FTAC to the Accounting Predecessor’s financial statement presentation. These reclassifications are described in Note 3 below. When management completes a final review of FTAC’s accounting policies, additional differences may be identified that, when conformed, could have a material impact on the unaudited pro forma combined financial information.

Note 3—Reclassifications

Certain reclassification adjustments have been made to conform FTAC’s financial statement presentation to that of Paysafe Limited’s as noted below:

a) FTAC’s Prepaid expenses line item was reclassified to Prepaid expenses and other current assets to conform with Accounting Predecessor’s balance sheet presentation. This reclassification has no impact on Total assets.

b) FTAC’s Accrued expenses line item was reclassified to Accounts payable and other liabilities to conform with the Accounting Predecessor’s balance sheet presentation. This reclassification has no impact on Total liabilities.

c) FTAC’s Formation and general and administrative expenses line item was reclassified to Selling, general and administrative expenses to conform with the Accounting Predecessor’s income statement presentation. This reclassification has no impact on Expenses.

Note 4—Adjustments to Unaudited Pro Forma Combined Financial Information

The unaudited pro forma combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” which has been adopted in its entirety. Release No. 33-10786 replaces the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Paysafe Limited has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statements of comprehensive loss are based upon the number of the post-combination company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

The Transaction Accounting Adjustments included in the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2020 are as follows:

(A)

Reflects the reclassification of $1,467,440 of cash and marketable securities held in FTAC's Trust Account that became available to the Company at the closing of the Business Combination which was further reduced as a result of redemption of 98,846 shares by FTAC public stockholders resulting in $989 returned to FTAC public stockholders. Accordingly, an adjustment of $1,466,451 was recorded to increase cash and cash equivalents, with corresponding adjustments of $989 to reduce Class A common stock subject to possible redemption and $1,467,440 to Cash and marketable securities held in Trust Account.

(B)

Reflects the gross proceeds of $2,000,000 received through the issuance of Paysafe Limited shares with a par value of $0.001 to the PIPE Investors, which was offset by the PIPE fee of $34,132. Issuance costs, which were paid at closing, were accounted for through a reduction of Cash and cash equivalents and a corresponding reduction in Paysafe Limited Additional paid-in capital.

(C)

Reflects the purchase by FP Investor pursuant to Forward Purchase Agreement of 5,000,000 warrants and 15,000,000 shares of FTAC Class A common stock at a price of $10.00 per share. Accordingly, Cash and cash equivalents increased by $150,000, FPA liability decreased by $99,814, and corresponding increases to Warrants liability of $22,950, Class A common stock of $1 and $226,863 to Additional paid-in capital.

(D)

Reflects a retirement of a portion of the outstanding balance on a related party loan which was settled via an issuance of equity of the Accounting Predecessor. Accordingly, Related party payables - noncurrent decreased by $43,453 with a corresponding $43,453 increase to Share premium.

(E)

Immediately prior to the Business Combination, the Accounting Predecessor transferred a related party contingent consideration receivable in order to partially settle a related party loan. Accordingly, Contingent consideration receivable - current decreased by $26,668, Contingent consideration receivable - non-current decreased by $125,107 with a corresponding decrease to Related party payables - non-current of $151,775.

(F)

Represents the reclassification of approximately 97,952,627 shares of FTAC Class A common stock not previously redeemed by FTAC common stockholders to permanent equity at $.0001 par value. See adjustment A.

(G)

Reflects the merger between Merger Sub and FTAC with FTAC as the surviving entity. As part of the Business Combination, the Founder surrendered 7,987,877 shares of FTAC Class B common stock, of which 36,675,836 shares were outstanding at the time of the Business Combination. All remaining outstanding Class B common stock was automatically converted into FTAC Class A common stock. FTAC Class A shareholders received Company Common Shares and FTAC warrant holders received Paysafe Limited warrants. Accordingly, FTAC’s Class A and B common stock, Accumulated deficit and Additional paid-in capital decreased by $20, $327,004 and $1,514,717, respectively, while Paysafe Limited’s Common stock and Additional paid-in capital increased by $191 and $1,187,542, respectively.

(H)	Reflects the acceleration of certain historical Accounting Predecessor stock-based compensation awards that vested upon the Closing of the Business Combination.

(I)

The financial statements going forward will be consolidated at the Paysafe Limited level. As a result, the adjustments reflect the reclassification of certain equity balances: (a) reclassification of $367,188 of Accounting Predecessor Accumulated deficit to Paysafe Limited Accumulated deficit, (b) reclassification of $2,419 of Accounting Predecessor Accumulated other comprehensive loss to Paysafe Limited Accumulated other comprehensive loss, (c) the issuance of Company Common Shares to PGHL shareholders, (d) reclassification of Accounting Predecessor non-controlling interests of $11,298 and (e) reclassification of Accounting Predecessor Share premium to Paysafe Limited Additional paid-in capital with a reduction in Paysafe Limited Additional paid-in capital equal to the Paysafe Limited Common stock less Accounting Predecessor Share capital.

(J)

Pursuant to the Business Combination, equity interests in the Accounting Predecessor were contributed by PGHL to Paysafe Limited in exchange for Company Common Shares of Paysafe Limited and cash consideration of $2,448,578. Accordingly, the payment of cash consideration is reflected as a decrease in Cash and cash equivalents of $2,448,578 with an offsetting adjustment to Additional paid-in capital.

(K)

Reflects the cash settlement of certain third-party debt, including current, non-current and interest payable amounts held by subsidiaries of Paysafe Limited outstanding at December 31, 2020. The total $1,176,145 is comprised of (1) a repayment of $1,018,561 in order to achieve a targeted net debt amount as dictated by the Merger Agreement and (2) a discretionary debt payment of $157,584. Both debt repayments (and write off of associated unamortized DIC) occurred contemporaneously with the closing of the Transaction.

(L)	Reflects the payment of $51,346 deferred underwriters' fees, which results in a decrease to Cash and cash equivalents. The fees were paid at the closing of the Business Combination.
(M)

Represents the payment of the transaction costs incurred by Accounting Predecessor of approximately $35,711, inclusive of advisory, banking, printing, legal, and accounting fees that are incurred as a part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Share premium. The unaudited pro forma combined balance sheet reflects these costs as a reduction of cash of $35,222, a reduction of Prepaid expenses and other current assets of $9,545, a reduction of Accounts payable and other liabilities of $9,056 and a reduction of Share premium of $35,711.

(N)

Represents the payment of $30,533 of transaction costs incurred by FTAC as part of and were paid in connection with the consummation of the Business Combination. This payment was comprised of (a) $23,657 of transaction costs that are specifically incremental and directly attributable to the Business Combination that are capitalized into Additional Paid in Capital, which were payable upon Closing and of which $954 was held in Prepaid expenses and other current assets with an offsetting amount held in Promissory note - related party as at December 31, 2020, which are both removed and for which the total $22,703 was adjusted for as a reduction against cash and cash equivalents, and (b) $6,876 for amounts payable in cash that were incurred and expensed by FTAC which were paid by Paysafe Limited on behalf of FTAC in connection with the consummation of the Business Combination, of which $6,202 and $674 were held in Accrued expenses and Promissory note - related party as at December 31, 2020, and so these balances are removed. Refer also to adjustment (Q) for further details.

(O)

Prior to the contribution by the FTAC Founder’s Class C shares into Paysafe Bermuda Holdings LLC, the Founder FTAC warrants were exchanged for FTAC Class C Common Stock. Accordingly, a decrease of $100,081 to Warrant liability related to the FTAC warrants is recorded with a corresponding increase of $2 to Class C common stock, and $100,079 to Additional paid-in capital.

(P)

Reflects the contribution of FTAC Founder Class C shares in exchange for a non-controlling equity interest in Paysafe Bermuda Holdings LLC, which is a consolidated subsidiary of Paysafe Limited. After the contribution, holders of the equity units in Paysafe Bermuda Holdings LLC may exchange their interest for Company Common Shares or for cash, at Paysafe Bermuda Holdings LLC's option. Therefore, the pro forma adjustment removes the $2 of FTAC Class C shares and corresponding $100,079 in Additional paid-in capital related to the recapitalization and increases the Company's non-controlling interest by $100,081.

(Q)

Reflects transaction costs incurred and expensed by FTAC which were paid by Paysafe Limited on behalf of FTAC in connection with the consummation of the Business Combination therefore capitalized in Additional Paid in Capital in Paysafe Limited.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statement of Comprehensive Loss

The Transaction Accounting Adjustments included in the Unaudited Pro Forma Combined Statement of Comprehensive Loss for the year ended December 31, 2020 are as follows:

(AA)

Reflects the elimination of interest expense on the Accounting Predecessor’s Related party payable - non-current that was settled as part of the Business Combination as noted in adjustments (D) and (E) for the year ended December 31, 2020.

(BB)

Reflects the elimination of interest expense and write off of unamortized debt issuance costs on outstanding third-party debt of subsidiaries of the Accounting Predecessor that was settled as part of the Business Combination as noted in adjustment (K) for the year ended December 31, 2020.

(CC)	Reflects the elimination of interest income related to the marketable securities held in the Trust Account.
(DD)

Reflects the expense related to increased employee share-based compensation as a result of the Business Combination. Certain of Accounting Predecessor’s employee awards included performance conditions that vested upon a qualifying Exit Event, which was previously not probable. Therefore, in connection with the Business Combination, the Accounting Predecessor recognized share-based compensation related to share-based compensation awards that vested upon the occurrence of the Business Combination. This expense, which is non-taxable, is a non-recurring item.

(EE)

Reflects the elimination of the fair value gain and foreign exchange gain as a result of the transfer of the contingent consideration receivable from the Accounting Predecessor to PGHL as shown in adjustment (E).

(FF)	Reflects the income tax effect of pro forma adjustments by applying the statutory rate to each adjustment based on the applicable jurisdiction.
(GG)

Reflects transaction costs incurred and expensed by FTAC which were paid by Paysafe Limited on behalf of FTAC in connection with the consummation of the Business Combination therefore capitalized in Additional Paid in Capital in Paysafe Limited. This is a non-recurring item.

(HH)

Reflects the elimination of the historical mark-to-market loss attributed to the FTAC Founder warrants as a result of the FTAC Founder warrants being recapitalized to Class C shares as part of Adjustment (O).

(II)

Reflects the elimination of the historical mark-to-market loss attributed to the FPA derivative liability as a result of the Forward Purchase Agreement being executed as part of Adjustment (C), offset by the mark-to-market loss on the warrant liability that is received upon settlement of the FPA derivative liability.

Note 5—Earnings/Loss Per Share

Represents the net income/(loss) per share calculated using the weighted average shares outstanding, and the issuance of additional Paysafe Limited shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the year ended December 31, 2020:

Year Ended December 31, 2020
(U.S. dollars in thousands, except share data)	Pro Forma Combined
Pro forma net income (loss) attributable to the Company	$(351,694)
Weighted average Common stock outstanding - basic and diluted(1)	723,734,536
Net income (loss) per Common stock - basic and diluted	$(0.49)

(1)

For the purposes of calculating the weighted average number of shares of Company Common Shares outstanding, the effect of outstanding warrants to purchase 69,794,894 of FTAC Class A Stock and the effect of unvested share based compensation was not considered in the calculation of diluted income (loss) per share, since the inclusion of such warrants and unvested share based compensation would be anti-dilutive.

The following summarizes the number of shares of Company Common Shares outstanding following the Business Combination:

	Ownership in shares	% of ownership
Shareholders
FTAC Public Stockholders (excluding Cannae)	146,604,499	20.2%
FTAC Founder (including Cannae)	28,687,959	4.0%
Total FTAC	175,292,458	24.2%
Entities affiliated with The Blackstone Group Inc.	123,734,571	17.1%
Entities affiliated with CVC (Pi Holdings Jersey Limited and Pi Syndication LP)	156,006,433	21.6%
Other Pre-Business Combination Paysafe Shareholders	53,701,074	7.4%
Cannae (excluding amounts included in Founder)	50,000,000	6.9%
PIPE Investors (excluding Cannae)	165,000,000	22.8%
	723,734,536	100.0%